UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Verve Therapeutics, Inc.

(Name of Subject Company)

Verve Therapeutics, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

92539P 101

(CUSIP Number of Class of Securities)

Sekar Kathiresan, M.D.

Chief Executive Officer

Verve Therapeutics, Inc.

201 Brookline Avenue, Suite 601

Boston, Massachusetts 02215

(617) 603-0070

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Krishna Veeraraghavan, Esq. Benjamin Goodchild, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Sixth Avenue New York, New York 10019 (212) 373-3000	Andrew D. Ashe, J.D. President, Chief Operating Officer and General Counsel Verve Therapeutics, Inc. 201 Brookline Avenue, Suite 601 Boston, Massachusetts 02215 (617) 603-0070

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company is Verve Therapeutics, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 201 Brookline Avenue, Boston, Massachusetts, 02215, and the telephone number of its principal executive offices is (617) 603-0070. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) to “Verve,” the “Company,” “we,” “us,” and “our” refer to Verve Therapeutics, Inc. and its wholly-owned subsidiary, Verve Securities Corporation, a Massachusetts corporation.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Company Common Stock”). As of June 20, 2025, there were 89,320,995 shares of Company Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Ridgeway Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of Company Common Stock in exchange for (i) $10.50 per Share, net to the stockholder in cash, without interest (the “Cash Consideration”) and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (each, a “CVR” and collectively, the “CVRs”) per Share, which represents the contractual right to receive a contingent payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of a certain specified milestone, all in accordance with the terms and subject to the conditions and other provisions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Purchaser, Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare, the “Rights Agent”) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of June 25, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Each CVR represents a non-tradable contractual right to receive a contingent payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding (such amount, or such lesser amount as determined in accordance with the terms and subject to the conditions and other provisions set forth in the CVR Agreement and summarized below, the “Milestone Payment”), payable upon the dosing of the first human subject in the U.S. in a Phase 3 Clinical Trial (as defined in the CVR Agreement) for the CVR Product (as defined below under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements”) targeting atherosclerotic cardiovascular disease (“ASCVD”) (the “Milestone”), if the Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on the date that is the tenth anniversary of the date on which the closing of the Merger occurs (the “Closing Date”) and (ii) the termination of the CVR Agreement.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated June 16, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming an indirect wholly-owned subsidiary of Parent (the “Merger”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 25, 2025. The Offer to Purchase and the form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9. The Offer will expire at the Expiration Time. The term “Expiration Time” means one minute past 11:59 p.m., Eastern Time, on July 23, 2025, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered (and not validly withdrawn) pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered Shares if, at the then-scheduled Expiration Time, any of the following conditions (collectively, the “Offer Conditions”) exist:

(i)

the Minimum Tender Condition has not been satisfied. The “Minimum Tender Condition” means that there will have been validly tendered in the Offer and not validly withdrawn prior to the Expiration Time that number of Shares that, together with the number of Shares, if any, then beneficially owned by Parent and Purchaser (together with their wholly-owned subsidiaries), would represent a majority of the Shares outstanding as of the consummation of the Offer;

(ii)

the Antitrust Condition has not been satisfied. The “Antitrust Condition” means that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”) in respect of the Transactions (as defined below), and any agreement with a governmental authority not to consummate or to delay consummation of the Transactions, has expired or been terminated;

(iii)

the Legal Restraint Condition has not been satisfied. The “Legal Restraint Condition” means that no court of competent jurisdiction or other governmental body has issued an order, decree, or ruling, enacted any law or taken any other action restraining, enjoining, or otherwise prohibiting the Offer or the Merger;

(iv)

(A) the representations and warranties of the Company set forth in the Merger Agreement (other than the representations and warranties set forth in Section 4.1 (Organization and Corporate Power; Subsidiary), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.8(a) (Absence of Certain Developments), Section 4.20 (Brokerage), Section 4.22 (Opinion) and Section 4.23 (No Vote Required) of the Merger Agreement) and that (x) are not made as of a specific date are not true and correct as of the Expiration Time, as though made on and as of the Expiration Time and (y) are made as of a specific date are not true as of such date, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” (as defined in the Merger Agreement)) has not had a Company Material Adverse Effect, (B) the representation and warranties set forth in Section 4.8(a) (Absence of Certain Developments) is not true in all respects, as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time, (C) the representations set forth in

Section 4.1 (Organization and Corporate Power; Subsidiary), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (other than Section 4.3(a), (b) or (e)) (Capital Stock), Section 4.20 (Brokerage), Section 4.22 (Opinion) and Section 4.23 (No Vote Required) are not true and correct in all respects, except for immaterial inaccuracies, as of the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date), or (D) the representations set forth in Section 4.3(a), (b) and (e) (Capital Stock) are not true and correct in all respects, except for any de minimis inaccuracies, as of the Expiration Time as though made on and as of such date and time;

(v)

the Company has breached or failed to comply in any material respect with any of its agreements or covenants to be performed or complied with by it under the Merger Agreement on or before such time as Purchaser accepts for purchase and pays for the Shares tendered in the Offer after the Expiration Time;

(vi)	since the date of the Merger Agreement, there has occurred any change, event, occurrence or effect that has had a Company Material Adverse Effect;

(vii)

Parent has failed to receive from the Company a certificate, dated as of the date on which the Offer expires and signed by a senior executive officer of the Company in his or her capacity as such an officer, certifying to the effect that the conditions set forth in paragraphs (iv), (v) and (vi) immediately above have been satisfied as of immediately prior to the expiration of the Offer; or

(viii)	the Merger Agreement has been terminated pursuant to its terms.

Subject to the terms of the Offer and the Merger Agreement and subject to the satisfaction or waiver of all of the Offer Conditions, Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the scheduled Expiration Time (which will be the next business day after the Expiration Time absent extenuating circumstances and, in any event, will not be more than three business days after the Expiration Time) (the date and time of acceptance for payment, the “Acceptance Time”). Purchaser will promptly (and in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time pay, or cause the paying agent for the Offer to pay, for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Company or owned by the Company, (ii) Shares owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent or Purchaser or (iii) Shares that are held by stockholders who are entitled to demand and properly exercised and perfected their respective demands for appraisal for such Shares in accordance with Section 262 of the DGCL (“Section 262”) (the “Dissenting Shares”)) will be converted into the right to receive the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

The Offer, the Merger and the transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase.

The foregoing summary and description of the Merger Agreement and the Transactions are qualified in their entirety by the more detailed description contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Parent and Purchaser are located at c/o Eli Lilly and Company, Lilly Corporate Center, Indianapolis, IN 46285.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 and the fact that certain of the directors may, by virtue of their employment in other companies, have ordinary course commercial relationships with Parent during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons

Certain of the Company’s executive officers and directors may be deemed to have interests in the Merger Agreement and the Transactions contemplated thereby that may be different from or in addition to the interests of the Company’s stockholders generally, including that certain of the directors may, by virtue of their employment in other companies, have ordinary course commercial relationships with Parent. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Merger Agreement and the Transactions contemplated thereby.

Treatment of Shares, Company Stock Options and Company RSUs in Connection with the Offer and Merger

Certain executive officers and directors of the Company hold (i) outstanding shares of Company Common Stock, (ii) Company Stock Options (as defined below) and (iii) Company RSUs (as defined below) granted pursuant to a Company equity incentive plan or other similar plan, program or arrangement under which equity incentive awards are outstanding (a “Company Equity Plan”).

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares pursuant to the Offer, such individuals will be entitled to receive the same Offer Price per share of Company Common Stock on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that were not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time on the same terms and conditions as the other Company stockholders whose Shares are converted in the Merger.

Treatment of Company Stock Options

At the Effective Time, each stock option granted by the Company under a Company Equity Plan (each, a “Company Stock Option”) having an exercise price less than the Cash Consideration (each such option, a “Company Cash-Out Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not vested, will automatically be cancelled, by virtue of the Merger and without any action on the part of any holder of any Company Cash-Out Stock Option, and each holder of such Company Cash-Out Stock Option will be entitled to receive (without interest) (i) an amount in cash (less any applicable tax withholdings) equal to the product of (a) the excess, if any, of the Cash Consideration over the applicable exercise price per share underlying such Company Cash-Out Stock Option multiplied by (b) the total number of Shares subject to such Company Cash-Out Stock Option and (ii) one CVR for each Share subject to such Company Cash-Out Stock Option (without regard to vesting).

At the Effective Time, each Company Stock Option having an exercise price equal to or greater than the Cash Consideration and less than the sum of the Cash Consideration and the Milestone Payment (each such option, a “Closing Date Contingent Option”) that is outstanding immediately prior to the Effective Time, whether or not vested, will automatically be cancelled, by virtue of the Merger and without any action on the part of any holder of any Closing Date Contingent Option, and each holder of such Closing Date Contingent Option will be entitled to receive (without interest) an amount in cash (less any applicable tax withholdings) equal to the product of (i) the total number of shares subject to such Closing Date Contingent Option immediately prior to the Effective Time multiplied by (ii) the cash payment a holder of one CVR would receive, as and when such payments are made to the holders of CVRs (without regard to vesting); provided that, each such Closing Date Contingent Option will only receive the excess of the sum of (x) the Cash Consideration plus (y) the Milestone Payment over the applicable exercise price of such Closing Date Contingent Option.

At the Effective Time, each Common Stock Option having an exercise price equal to or greater than the sum of the Cash Consideration and the Milestone Payment that is outstanding immediately prior to the Effective Time, whether or not vested, will automatically be cancelled for no consideration.

Treatment of Company Restricted Stock Units

Each restricted stock unit underlying a Share granted under a Company Equity Plan (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time, whether or not vested, will automatically be cancelled, by virtue of the Merger and without any action on the part of any holder of any Company RSU, and each holder of such Company RSU will be entitled to receive (without interest) (x) an amount in cash (less any applicable tax withholdings) equal to the product of the Cash Consideration multiplied by the total number of Shares subject to such Company RSU and (y) one CVR for each Company RSU.

The following table sets forth (i) (a) the number of Shares beneficially owned as of June 13, 2025 by each of our executive officers and directors, excluding any Shares subject to issuance pursuant to outstanding Company Stock Options, and (b) the approximate aggregate Cash Consideration that would be payable for such Shares, (ii) (a) the number of Shares subject to outstanding Company Cash-Out Stock Options held as of June 13, 2025 by each of our executive officers and directors and (b) the approximate aggregate Cash Consideration that would be payable with respect to such Company Cash-Out Stock Options, (iii) (a) the number of Shares of Company RSUs owned as of June 13, 2025, by each of our executive officers and directors and (b) the approximate aggregate Cash Consideration that would be payable for such Company RSUs, and (iv) (a) the number of Shares subject to outstanding Closing Date Contingent Options held as of June 13, 2025 by each of our executive officers and directors and (b) the maximum aggregate contingent consideration that each of our executive officers and directors would be entitled to receive in respect of their Shares, Company RSUs and Shares subject to Company Cash-Out Stock Options and Closing Date Contingent Options for the CVRs if the Milestone is achieved. Accordingly, the numbers set forth below do not reflect any exercises, forfeitures or additional vesting that may occur between the close of business on June 13, 2025 and the Effective Time. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

Name of Executive Officer or Director	Number of Shares (2)	Cash Value of Shares (3)	Number of Shares Subject to Company Cash-Out Stock Options (Vested and Unvested)	Cash Consideration Paid Upon Closing for Company Cash-Out Stock Options (Vested and Unvested) (4)	Number of Shares of Company RSUs	Cash Consideration Paid Upon Closing for Company RSUs ($)(5)	Contingent Consideration for Shares of Company Common Stock, Company RSUs and Company Cash-Out Stock Options (Vested and Unvested) (6)	Number of Shares Subject to Closing Date Contingent Options (Vested and Unvested) (7)	Net Contingent Consideration for Closing Date Contingent Options (Vested and Unvested) (6)(7)
Non-Employee Directors
Burt Adelman, M.D.	428,326	$4,497,423	221,5377	$1,012,923	—	—	$1,949,589	—	—
Lonnel Coats	—	—	178,339	$947,335	—	—	$535,017	—	—
Alexander Cumbo.	—	—	178,339	$947,335	—	—	$535,017	—	—
Michael MacLean	—	—	178,339	$947,335	—	—	$535,017	—	—
Sheila Mikhail, J.D.	—	—	221,537	$1,012,923	—	—	$664,661	—	—
Jodie Morrison	—	—	309,741	$1,667,419	—	—	$929,223	—	—
Ourania Tatsis, Ph.D.	—	—	309,741	$1,667,419	—	—	$929,223	—	—
Krishna Yeshwant, M.D.	12,168,489	$127,769,135	178,339	$947,335	—	—	$37,040,484	—	—

Executive Officers
Sekar Kathiresan, M.D.(1)	700,425	$7,354,463	1,951,716	$11,021,674	219,000	$2,299,500	$8,613,423	526,000	$394,500
Andrew Ashe, J.D.	348,828	$3,662,694	513,274	$2,667,156	67,000	$703,500	$2,787,306	150,000	$112,500
Allison Dorval	13,280	$139,440	333,000	$1,495,170	80,625	$846,563	$1,280,715	180,000	$135,000
All Other Executive Officers as a Group (Three Individuals)	40,343	$423,602	927,812	$3,620,721	186,465	$1,957,883	$3,463,860	309,500	$261,625

(1)	Amounts include vested Cash-Out Options held in a trust.
(2)	Amounts include shares held indirectly.
(3)	See “Treatment of Shares” above for additional information.
(4)	See “Treatment of Company Stock Options” above for additional information.
(5)	See “Treatment of Company Restricted Stock Units” above for additional information.
(6)

Amount payable in respect of CVRs, assuming that the Milestone is achieved such that the aggregate payments under the CVR for each Share will be $3.00. As discussed herein, the CVR payment is conditioned on the achievement of the Milestone set forth in the CVR Agreement and such Milestone may or may not be achieved. In the case of Closing Date Contingent Options, amounts are net of any applicable exercise price and assumes a maximum CVR payment of $3.00.
(7)

See “Treatment of Company Stock Options” above for additional information. The Closing Date Contingent Options reported in the table above include only those options with an exercise price equal to or greater than $10.50 per Share and less than $13.50 per Share.

Treatment of the Company’s Amended and Restated 2021 Employee Stock Purchase Plan

Pursuant to the Merger Agreement, the Company Board has adopted such resolutions and will take all actions with respect to the Company’s Amended and Restated 2021 Employee Stock Purchase Plan (the “ESPP”) that are necessary to (i) provide that with respect to the Offering or Plan Period (each, as defined in the ESPP) in effect as of the date of the Merger Agreement, if any, no individual who was not a participant in the ESPP as of the date of the Merger Agreement may enroll in the ESPP with respect to such Offering or Plan Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date of the Merger Agreement for such Offering or Plan Period, (ii) suspend the commencement of any new Offering or Plan Period unless and until the Merger Agreement is terminated, (iii) provide that if the applicable purchase date with respect to the Plan Period would otherwise occur on or after the Closing Date, then (a) the Plan Period (such Plan Period, the “Final Offering Period”) will be shortened and the applicable purchase date with respect to the Final Offering Period will occur no later than three business days prior to Closing Date and (b) each outstanding Share obtained through the exercise of any outstanding right under the ESPP will receive (x) the Cash Consideration and (y) one CVR; and (iv) provide that the ESPP will terminate as of, or prior to, the Effective Time.

Treatment of the Company Equity Plans

Pursuant to the Merger Agreement, the Company Board has adopted resolutions providing that each Company Equity Plan will be terminated effective as of the Effective Time.

Employment Agreements

The Company is party to employment agreements with each of the Company’s executive officers, which provide for severance benefits in the event the executive officer’s employment is terminated by the Company without cause or by the executive officer for good reason and with enhanced benefits if such termination occurs within three months prior to or 12 months following the consummation of a change in control. The Transactions will constitute a change in control for purposes of the executive officers’ employment agreements.

Pursuant to the employment agreements, in the event of a termination of an executive officer’s employment by the Company without cause or by the executive officer for good reason (not in connection with a change in control), the executive officer will be eligible to receive: (i) 12 months base salary, payable in installments on the Company’s regular payroll dates; (ii) a lump sum payment equal to 100% (in the case of Dr. Kathiresan and Mr. Ashe) or 67% (in the case of all other executive officers), of the executive officer’s annual target bonus for the year in which the termination occurs; (iii) up to 12 months of continued payment by the Company of the portion of the cost of health coverage premiums the Company pays for similarly situated, active employees who receive the same type of coverage; and (iv) for Dr. Kathiresan and Mr. Ashe only, accelerated vesting of outstanding and unvested equity awards, (for Mr. Ashe, only accelerated vesting of equity awards that would have otherwise vested had he remained an employee for 12 months following his termination date) (assuming no change in control occurred within such period) in all cases, subject to the executive officer’s execution of a severance and release of claims agreement in favor of the Company and his or her continued compliance with a confidentiality or continuing obligations agreement (collectively, the “Release and Confidentiality Condition”).

In the event of a termination of an executive officer’s employment by the Company without cause or by the executive officer for good reason within three months prior to or 12 months following a change in control (which will include the Transactions), in lieu of the foregoing severance, the executive officer will be eligible to receive:

(i) 18 months (for Dr. Kathiresan) or 12 months (for all other executive officers) of base salary, payable in a lump sum; (ii) 150% (for Dr. Kathiresan) or 100% (for all other executive officers) of the executive officer’s annual target bonus for the year in which termination occurs or, if higher, the executive officer’s annual target bonus as of immediately prior to a change in control, payable in a lump sum; (iii) up to 18 months (for Dr. Kathiresan) or 12 months (for all other executive officers) of continued payment by the Company of the portion of the cost of his or her health coverage premiums the Company pays for similarly situated, active employees who receive the same type of coverage; and (iv) accelerated vesting of all outstanding and unvested equity awards held by the executive officer as of the later of the date of the change in control or his or her termination date, in all cases, subject to the Release and Confidentiality Condition.

Under the executive officers’ employment agreements, in the event of a change in control of the Company (which will include the Transactions), the Company is not obligated to provide to the executive officer any portion of any compensatory payment (or benefit) he or she would otherwise be entitled to receive, to the extent necessary to eliminate any “excess parachute payments” (as defined in Section 280G(b)(1) of the Internal Revenue Code (the “Code”)) for the executive; provided, that such payments (or benefits) will not be reduced if the amount of the payments (or benefits) that would otherwise be eliminated exceeds 100% of the aggregate present value of the amount of any additional taxes that would be incurred by the executive officer if the eliminated payments were paid to the executive officer.

For further information with respect to the employment agreements for each of the Company’s named executive officers (the “NEOs”), see the information included under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Information Regarding Golden Parachute Compensation.” For the three executive officers who are not NEOs, the estimated amount of cash severance, the continued health benefits and the accelerated vesting of equity under the employment agreement described above, assuming that the Offer and the Merger were consummated on June 13, 2025 and that the executive officers’ employment was terminated by the Company without cause or the executive officer resigned for good reason on the same day, is $10,113,369.

The foregoing summary of the employment agreements of executive officers does not purport to be complete and is qualified in its entirety by reference to the employment agreements, which are filed as Exhibits (e)(20), (e)(21) and (e)(22) to this Schedule 14D-9 and are incorporated herein by reference.

Retention Awards

The Company may establish a retention bonus program for the Company’s employees, pursuant to which the Company may grant retention awards (“Retention Awards”) of up to $3,000,000 in the aggregate to the nine executives of the Company (including the executive officers, but excluding Dr. Kathiresan). The Retention Awards will pay out in full on the 12-month anniversary of the Closing Date, subject to continued employment through such date; provided that, upon a termination without cause following the Closing Date, any unpaid portion of the retention payment shall be paid on such termination date. As of the date of this Schedule 14D-9, it is expected that the Company will grant Retention Awards to each of its executive officers (other than Dr. Kathiresan) prior to the Effective Date. The amount of each Retention Award has not yet been determined but will not exceed 100% of base salary for any executive officer.

2025 Bonus

If the Company has not paid annual bonuses in respect of calendar year 2025 prior to the Effective Time, then, if an executive officer is terminated without cause or resigns for good reason following the Effective Time, such executive officer will remain entitled to receive an annual bonus in respect of calendar year 2025 on the applicable payment date, payable as if such executive officer had remained employed through such payment date based on the greater of target and actual performance (but pro-rated for the portion of the year during which the executive officer was employed prior to such termination), subject to the execution of a general release of claims in favor of the Company, Parent and related persons.

For further information with respect to each of the Company’s named executive officer’s pro-rata 2025 bonus, see the information included under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Information Regarding Golden Parachute Compensation.” For the three executive officers who are not NEOs, the estimated amount of the pro-rata 2025 bonus described above, assuming that (i) the Offer and the Merger were consummated on June 13, 2025, (ii) actual performance for 2025 does not exceed target performance and (iii) the executive officers’ employment was terminated by the Company without cause on the same day, is $285,980.

Director Compensation

Under the Company’s Amended and Restated Non-Employee Director Compensation Policy, effective as of January 1, 2025 (the “Director Compensation Policy”), each member of the Company Board who is not an employee of the Company is eligible to receive annual cash compensation for service on the Company Board and committees of the Company Board as follows: annual payment for Company Board service (for each non-employee director), $45,000; chairperson incremental annual payment, $35,000; audit committee member, $8,750; audit committee chairperson incremental payment, $11,250; compensation committee member, $7,500; compensation committee chairperson incremental payment, $7,500; nominating and corporate governance committee member, $5,000; nominating and corporate governance committee chairperson incremental payment, $5,000; research and development committee member, $5,000; and research and development committee chairperson incremental payment, $5,000. In addition, under the Director Compensation Policy, each non-employee director is eligible to receive an initial equity award of a Company Stock Option to purchase the number of Shares (up to 84,400 Shares) that has a Black Scholes value as of the date of the grant equal to $340,000 upon initial election or appointment to the Company Board and an annual grant of a Company Stock Option to purchase the number of Shares (up to 42,200 Shares) that has a Black Scholes value as of the date of the grant equal to $170,000 on the date of the first Company Board meeting held after the Company’s annual meeting of shareholders for such year. The initial award will vest and become exercisable as to 2.7778% of the shares underlying such award at the end of each successive one-month period following the grant date until the third anniversary of the grant date, subject to the non-employee director’s continued service to the Company through each applicable vesting date. The annual award will vest and become exercisable in full upon the earlier of the one-year anniversary of the grant date or immediately prior to the first annual meeting of stockholders occurring after the grant date, subject to the non-employee director’s continued service to the Company through the applicable vesting date. In the event of a change in control, which will include the Transactions, all Shares subject to any then-outstanding and unvested Company Stock Options granted pursuant to the Director Compensation Policy will become fully vested immediately prior to the closing of such change in control.

Information Regarding Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s NEOs that is based on or otherwise relates to the Offer, assuming that the Offer and the Merger were consummated on June 13, 2025 and that each NEO’s employment was terminated by the Company without cause or the NEO resigned for good reason on the same day. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the NEOs may materially differ from the amounts set forth below. The calculations in this table below do not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of our salaried employees. The calculations in the table do not include amounts that the NEOs were already entitled to receive, or were vested in, as of the date of this Schedule 14D-9. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances, vesting events or forfeitures that may occur prior to the Closing Date. Further, the amounts in the table below are not reduced by applicable tax withholding.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Retention Award ($)(4)	Pro Rata 2025 Bonus ($)(5)	Total ($)
Sekar Kathiresan, M.D.	$1,647,360	$8,006,331	$31,347	$0	$185,046	$9,870,084
Andrew Ashe	$603,200	$2,667,093	$23,982	$416,000	$84,112	$3,794,387
Allison Dorval	$723,840	$3,675,419	$13,975	$499,200	$100,934	$5,013,368

(1)

The amounts reported in this column represent cash severance amounts payable to the NEO pursuant to each NEO’s employment agreement, as described above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Employment Agreements.” Cash severance is comprised of (a) (i) for Dr. Kathiresan, an amount equal to 18 months of his base salary on the date of his termination ($1,029,600) and (ii) for each of Mr. Ashe and Ms. Dorval, an amount equal to 12 months of his or her base salary as in effect on the date his or her employment terminates ($416,000 and $499,200, respectively) and (b) (i) for Dr. Kathiresan, 150% of his target bonus for the year his employment terminates ($617,760) and (ii) for each of Mr. Ashe and Ms. Dorval, 100% of target bonus for the year of employment termination or if higher, target bonus immediately prior to a change in control ($187,200 and $224,640, respectively). These amounts are “double trigger” payments.

(2)

The amounts reported in this column include the aggregate dollar value of the unvested Company Cash-Out Stock Options, the unvested Closing Date Contingent Options and the unvested Company RSUs held by the NEOs as of June 13, 2025, all of which will be cancelled at the Effective Time and converted into a right to receive the consideration described above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Treatment of Shares, Company Stock Options and Company RSUs in Connection with the Offer and Merger.” The value of each unvested Company Cash-Out Stock Option is the excess of the Cash Consideration of $10.50 per Share over the applicable exercise price of the Company Cash-Out Stock Option plus the maximum potential value of each CVR being $3.00; the value of each unvested Closing Date Contingent Option is the excess of the sum of (x) the Cash Consideration of $10.50 per Share plus (y) the maximum potential value of each CVR being $3.00, over the applicable exercise price of such Closing Date Contingent Option and the value of each unvested Company RSU is the sum of the Cash Consideration of $10.50 per Share plus the maximum potential value of each CVR being $3.00. These amounts are “single trigger” payments.

Name	Value of Unvested Company Cash-Out Stock Options ($)	Value of Unvested Closing Date Contingent Options ($)	Value of Unvested Company RSUs ($)
Sekar Kathiresan, M.D.	$4,778,620	$271,211	$2,956,500
Andrew Ashe	$1,685,250	$77,343	$904,500
Allison Dorval	$2,494,170	$92,811	$1,088,438

(3)

The amounts reported in this column represent the additional benefits payable to the NEO pursuant to each NEO’s employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Employment Agreements.” These amounts represent estimates of the cost of the Company’s continued payment of the Company’s portion of the NEO’s health premiums at the time of termination for 18 months (for Dr. Kathiresan) and 12 months (for each of Mr. Ashe and Ms. Dorval), subject to the NEO’s timely election of health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985. These amounts are “double trigger” payments.

(4)

The amounts reported in this column represent the maximum Retention Award that may be allocated to each applicable NEO (actual amounts have not yet been allocated), to be paid upon the 12-month anniversary of the Effective Date (subject to continued employment); provided that, upon an earlier termination for cause, such payment is accelerated, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Retention Awards.” These amounts are “double trigger” payments.

(5)

The amounts reported in this column represent the pro-rata 2025 bonus payable to the applicable NEO upon a termination without cause or resignation for good reason following closing, assuming a closing date of June 13, 2025 and that actual performance for 2025 does not exceed target performance, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — 2025 Bonus.” These amounts are “double trigger” payments.

Indemnification of Executive Officers and Directors

The Company’s Restated Certificate of Incorporation, as in effect on June 21, 2021 (the “Charter”), provides that the Company will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he or she is or was, or has agreed to become, the Company’s director or officer, or is or was serving, or has agreed to serve, at the Company’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Company’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

The Charter also provides that the Company will indemnify any Indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in the Company’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, the Company’s director or officer, or is or was serving, or has agreed to serve, at the Company’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Company’s best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought determines that, despite such adjudication but in view of all of the circumstances, he or she is fairly and reasonably entitled to indemnification of such expenses (including attorney’s fees). Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Company against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If the Company does not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

The Charter contains a provision that limits the liability of its current and former directors for monetary damages for breach of fiduciary duties as a director to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides, generally, that a company’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

The Company has also entered into indemnification agreements with all of its directors and executive officers. In general, these agreements provide that the Company will indemnify the directors or executive officers to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of the Company or in connection with his or her service at the Company’s request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director. The Company also maintains customary directors’ and officers’ liability insurance.

The Merger Agreement also provides that from and after the Effective Time, to the extent permitted by applicable law, Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation from liabilities of present and former directors, officers and employees of the Company and its subsidiary than are currently provided in the Company’s Charter and bylaws, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six years from the Effective Time. Parent will cause the Surviving Corporation to indemnify each current (as of the Effective Time) or former director or officer of the Company and its subsidiary (together with each such person’s heirs, executor, administrators or affiliates) against all obligations and expenses incurred in connection with any proceeding arising out of the fact that the Indemnified Party (as defined in the Merger Agreement) is or was an officer, director, employee, affiliate, fiduciary, or agent of the Company, or of another entity if such service was at the request of the Company (whether asserted or claimed prior to, at, or after the Effective Time). The Company may, following good faith consultation with Parent and, if requested by Parent, utilizing Parent’s insurance broker, purchase a six-year “tail” prepaid policy (effective from the Effective Time) on the directors’ and officers’ liability insurance policies maintained at such time by the Company. However, the Surviving Corporation will not be required to pay an aggregate premium for such insurance policies in excess of 300% of the last annual premium paid by the Company for such coverage. Parent will cause such policy to be maintained in full force and effect for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; however, neither Parent nor the Surviving Corporation will be required to pay an aggregate premium for such insurance policies in excess of 300% of the last annual premium paid by the Company for such coverage; however, if the aggregate premium of such insurance exceeds such amount, the Surviving Corporation will be obligated to obtain the maximum amount of coverage available for such amount. In addition, if the Surviving Corporation (or its successors or assigns) consolidates with or merges into any other entity or transfers all or a majority of its assets then proper provision will be made so that the successors or assigns of the Surviving Corporation assume these indemnification obligations.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Merger Agreement and the Form of Indemnification Agreement, which are filed as Exhibits (e)(7), (e)(1) and (e)(9) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Employment Agreements and Retention Arrangements Through and Following the Merger

Except as set forth above with respect to the Retention Program, while, as of the date of this Schedule 14D-9, none of the Company’s executive officers or directors have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Effect of the Merger Agreement on Employee Benefits

The Merger Agreement provides that for 12 months following the Closing Date (or, if earlier, until the termination date of a Current Employee, as defined below), Parent will, and will cause the Surviving Corporation to, maintain for each individual employed by the Company or its subsidiary at the Effective Time (each, a “Current Employee”), to the extent they continue to be employed by Parent or the Surviving Corporation: (i) base compensation or wage and a target cash incentive compensation opportunity at least as favorable, in the aggregate, as the base salary or wage and target annual cash incentive opportunity provided to the Current Employee as of immediately prior to the Effective Time; (ii) employee benefits that are substantially comparable in the aggregate to those benefits maintained for and provided to the Current Employees under the Company Plans (as defined in the Merger Agreement) (excluding cash incentive opportunities, severance, equity and equity-based awards, retention, change in control-related payments or benefits, nonqualified deferred compensation, defined benefit plan and post-employment or retiree welfare benefits (collectively, the “Excluded Benefits”)) and in effect as of immediately prior to the Effective Time (or, to the extent a Current Employee becomes covered by an employee benefit plan or program of Parent (or one of its affiliates other than the Surviving Corporation) during such period, substantially comparable to those benefits (other than the Excluded

Benefits) maintained for and provided to similarly situated employees of Parent (or its relevant affiliate)); and (iii) severance benefits that are at least as favorable as the severance benefits set forth in the Company’s disclosure schedules, subject in the case of clause (iii) to such Current Employee’s execution of a general release of claims in favor of the Surviving Corporation.

Pursuant to the Merger Agreement, Parent will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to the Company or its subsidiary prior to the Effective Time to be taken into account with respect to employee benefit plans of Parent and the Surviving Corporation which provide benefits for vacation, paid time-off or 401(k) savings, for purposes of determining eligibility to participate, level of benefits and vesting, to the same extent and the same purpose as such service was taken into account under the corresponding Company Plans (as defined in the Merger Agreement) immediately prior to the Effective Time for those purposes; provided that the foregoing will not apply to (i) the extent that its application would result in a duplication of benefits or compensation with respect to the same period of service, (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population or (iii) to the extent such service would not be credited to similarly situated employees of Parent or its affiliates. Without limiting the generality of the foregoing, for the plan year in which the Effective Time occurs, Parent will, or will cause the Surviving Corporation to, use commercially reasonable efforts to waive for the Current Employees any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any health plan of Parent or the Surviving Corporation for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated immediately prior to the Effective Time.

If requested by Parent, the Company will, at least one day prior to the Effective Time, (i) terminate each Company Plan intended to be qualified under Section 401(a) of the Code (the “401(k) Plan”), (ii) cease all contributions to the 401(k) Plan for any compensation paid after such termination date and (iii) 100% vest all participants under the 401(k) Plan, with such termination, cessation, and vesting to be effective no later than the day preceding the Effective Time.

If the Company has not paid annual bonuses in respect of calendar year 2025 prior to the Effective Time, then, no later than March 15, 2026 and subject to the Current Employee’s continued employment through the payment date (the “Payment Date”), Parent will cause the Surviving Corporation or its applicable affiliate to pay to each Current Employee who participates in the Company’s 2025 annual bonus plan (the “Company Bonus Plan”), an annual bonus; provided that, with respect to the portion of the annual bonus that relates to the portion of such fiscal year ending prior to the date that such Company Employee commences participation in an annual bonus plan maintained by Parent in respect of calendar year 2025, such portion will be determined based on the greater of target performance and actual achievement of the applicable performance metrics under the Company Bonus Plan for such period as determined by the Company in good faith and in consultation with Parent (which such amount shall not exceed 125% of such Current Employee’s pro-rated target annual bonus opportunity for such period under the Company Bonus Plan). If Parent or the Surviving Corporation or any of their respective affiliates terminates the employment of any Current Employee for any reason other than for cause or, solely to the extent such Current Employee is a party to an executive agreement, in the event of a resignation for good reason prior to the Payment Date, such Current Employee will remain entitled to receive an annual bonus in respect of calendar year 2025 on the Payment Date, payable as if such Current Employee had remained employed through the Payment Date (but pro-rated for the portion of the year during which the Current Employee was employed prior to such termination), subject to such Company Employee’s execution of a general release of claims in favor of the Company, Parent and related Persons.

Section 16 Matters

Prior to the Acceptance Time, the Company Board will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition by Company directors and officers of Shares (including Shares of Company RSUs), and Company Stock Options contemplated by the Merger Agreement.

Rule 14d-10(d) Matters

The compensation committee of the Company Board has taken all such actions as may be required to approve, as an “employment compensation, severance or other employee benefit arrangement” in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, certain compensation actions taken after January 1, 2025 and prior to the Acceptance Time that have not already been so approved.

Merger Agreement

On June 16, 2025, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” and the description of the terms and conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to modify or supplement any factual disclosures about Parent or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of Parent, Purchaser and the Company and may be subject to qualifications and limitations agreed upon by Parent, Purchaser and the Company. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between Parent, Purchaser and the Company, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases, are qualified by the confidential disclosure letter delivered by the Company to Parent and Purchaser concurrently with the execution of the Merger Agreement. Investors are not third-party beneficiaries under the Merger Agreement (except that any one or more of the holders of Shares and Company Stock Options may enforce the provisions in the Merger Agreement relating to their right to receive the consideration in the Merger applicable to such holder(s)). Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Parent’s, Purchaser’s and the Company’s public disclosures.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

On January 13, 2025, Parent and the Company entered into a confidentiality agreement (the “Confidentiality Agreement”) with a term of 12 months pursuant to which Parent and the Company agreed to, (i) keep confidential and not publish, make available or otherwise disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party for any purpose other than evaluating potential business or scientific transactions with the other party, in each case, for a period of five years and subject to certain exceptions.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(6) to this Schedule 14D-9 and incorporated herein by reference.

Exclusivity Agreement

On May 24, 2025, Parent and the Company entered into an exclusivity agreement (the “Exclusivity Agreement”), which provided for exclusive negotiations between Parent and the Company until the earlier of (i) 11:59 p.m., Eastern Time, on June 15, 2025 and (ii) the execution and delivery of a definitive transaction agreement between Parent and the Company providing for a proposed transaction.

This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(7) to this Schedule 14D-9 and incorporated herein by reference.

Tender and Support Agreements

Concurrently with entry into the Merger Agreement, the Company entered into a (i) Tender and Support Agreement (as it may be amended from time to time, the “GV Tender and Support Agreement”), dated as of June 16, 2025, with entities affiliated with GV Management Company, L.L.C. (“GV”), (ii) Tender and Support Agreement (as it may be amended from time to time, the “Kathiresan Tender and Support Agreement”), dated as of June 16, 2025, with Sekar Kathiresan, M.D. and (iii) Tender and Support Agreement (as it may be amended from time to time, the “Ashe Tender and Support Agreement” and, together with the GV Tender and Support Agreement and the Kathiresan Tender and Support Agreement, the “Tender and Support Agreements”), dated as of June 16, 2025, with Andrew D. Ashe (GV, Dr. Kathiresan and Mr. Ashe, collectively, the “Supporting Stockholders”). Collectively, the Supporting Stockholders beneficially owned approximately 17.8% of the outstanding Shares as of June 13, 2025.

The Tender and Support Agreements provide that, no later than five business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquire record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”), other than Company Stock Options that are not exercised and Company restricted stock units that are not settled during the Support Period (as defined below).

During the period from June 16, 2025 until the termination of the Tender and Support Agreements (the “Support Period”), each Supporting Stockholder has agreed, in connection with any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent (if permitted at such time) of the Company’s stockholders, in each case to the fullest extent that such Supporting Stockholder’s Subject Shares are entitled to vote thereon, to (i) appear at such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted, or deliver or cause to be delivered a written consent with respect to all of the Subject Shares, (A) against any Acquisition Proposal (as defined in the Tender and Support Agreements) (other than the Merger), (B) against any change in membership of the Company Board that is not recommended or approved by the Company Board, and (C) against any other proposed action, agreement or transaction involving the Company that would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of, the Offer, the Merger or the Transactions. During the Support Period, if a Supporting Stockholder attempts to vote such stockholder’s Subject Shares in a manner which is inconsistent with the applicable Tender and Support

Agreement, and such failure to vote consistent with such agreement, would, in the reasonable determination of the Company, materially impact a vote on any Identified Matter (as defined in the Tender and Support Agreements), such Supporting Stockholder will be deemed, upon and until such Triggering Event (as defined in the Tender and Support Agreements) to irrevocably appoint the Company as such Supporting Stockholders’ attorney-in-fact and proxy to so vote such Subject Shares and to execute written consents with respect to such Subject Shares in accordance with the Tender and Support Agreements (such proxy, the “Conditional Proxy”); provided that, such Conditional Proxy shall not arise and shall have no force and effect prior to the occurrence of the Triggering Event.

During the Support Period, each Supporting Stockholder has further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than certain permitted liens, on any of such Supporting Stockholder’s Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Supporting Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of such Supporting Stockholder’s Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power of attorney or other authorization or consent in or with respect to any of such Supporting Stockholder’s Subject Shares, (v) deposit or permit the deposit of any of such Supporting Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s Subject Shares, or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the compliance with, such Supporting Stockholder’s obligations under the applicable Tender and Support Agreement in any material respect, otherwise make any representation or warranty of such Supporting Stockholder therein untrue or incorrect, or have the effect of preventing or disabling such Supporting Stockholder from complying with, any of its obligations under the applicable Tender and Support Agreement. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, each Supporting Stockholder, solely in his, her or its capacity as a stockholder of the Company, will not, and will instruct its representatives, directors and officers not to (i) directly or indirectly initiate, solicit, or knowingly encourage or knowingly facilitate (including by way of providing information) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Acquisition Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person with respect to any Acquisition Proposal, (iii) provide any non-public information to, or afford access to the business, properties, assets, books or records of the Company and its subsidiary to, any person (other than Parent, Purchaser, or any designees of Parent or Purchaser) in connection with any Acquisition Proposal, (iv) approve or recommend, or propose publicly to approve or recommend, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, license agreement, merger agreement, joint venture agreement, partnership agreement, collaboration agreement, revenue-sharing agreement or similar definitive agreement relating to, or that would reasonably be expected to lead to, any Acquisition Proposal, (v) recommend that the holders of the Shares accept such Acquisition Proposal and not tender any Shares into such tender or exchange offer or (vi) resolve or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations under the agreements are solely in their respective capacities as stockholders of the Company, and not, if applicable, in such stockholders’ or any of their affiliates’ capacity as a director, officer or employee of the Company, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of the Company in the taking of any actions (or failures to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company.

Each Tender and Support Agreement will terminate automatically with respect to the applicable Supporting Stockholder upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of such Tender and Support Agreement by written notice from the Company to the applicable Supporting Stockholder or (iv) any amendment or change to the Merger Agreement or the Offer that is effected without the applicable Supporting Stockholder’s consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement.

The foregoing description of the Tender and Support Agreements is qualified in its entirety by the full text of such agreements, which are filed as Exhibits (e)(2), (e)(3) and (e)(4) to this Schedule 14D-9 and are incorporated herein by reference.

CVR Agreement

Each CVR represents a non-tradable contractual right to receive a contingent payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the dosing of the first human subject in the U.S. in a Phase 3 Clinical Trial for the CVR Product (as defined below) targeting ASCVD prior to both (i) 12:00 a.m., Eastern Time, on the date that is the tenth anniversary of the Closing Date and (ii) the termination of the CVR Agreement. “CVR Product” means the product candidate, known as “VERVE-102” as of the date of the CVR Agreement, together with any modifications or improvements to such product candidate. The amount paid under the CVR could be offset by up to an amount equal to (A) 50% of any (x) payments made, or to be made, by Purchaser (or its controlled affiliates) for it (or its controlled affiliates) to obtain an exclusive license or retain sole ownership under the Relevant Patents (as defined below) due to a Final Resolution (as defined below), and (y) attorneys’ fees, expert fees and costs, court and arbitration expenses, and similar other out-of-pocket fees and costs, in each case, reasonably incurred and reasonably documented by Purchaser (or its controlled affiliates) in connection with any Final Resolution or otherwise in connection with a dispute related to the ownership of Relevant Patents, divided by (B) the total number of CVRs held by all holders of CVRs as reflected on the CVR Register (as defined below) as of the close of business on the date of the Milestone Notice (as defined in the CVR Agreement); provided that such offset amount will in no event exceed $0.50. This means that the aggregate consideration per CVR could be lower than $3.00 (but no lower than $2.50) even if the Milestone is met. The Milestone Payment to be paid in respect of a CVR received in respect of a Closing Date Contingent Option will not exceed the excess of the sum of (1) the Cash Consideration, plus (2) the Milestone Payment over the applicable exercise price of such Closing Date Contingent Option.

At or prior to such time as Purchaser accepts for purchase the Shares tendered in the Offer after the Expiration Time, Parent, Purchaser and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs to be received by the Company stockholders. Each holder of Shares will be entitled to one CVR for each Share outstanding (a) that Purchaser accepts for payment from such holder pursuant to the Offer or (b) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. Each holder of a Cash-Out Stock Option (as defined in the Merger Agreement) that is outstanding immediately prior to the Effective Time, whether or not vested, will be entitled to one CVR for each Share subject to such Cash-Out Stock Option. Each holder of a Closing Date Contingent Option that is outstanding immediately prior to the Effective Time, whether or not vested, will be entitled to receive one CVR for each Share subject to such Closing Date Contingent Option; provided that each such Closing Date Contingent Option will only receive the excess of the sum of (A) the Cash Consideration plus (B) the Milestone Payment over the applicable exercise price of such Closing Date Contingent Option. Each holder of a restricted stock unit (“RSU”) that is outstanding and unvested immediately prior to the Effective Time will be entitled to one CVR for each Share subject to such RSU. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser or the Company or any of their affiliates.

Under the terms of the CVR Agreement, Parent will, and will cause its subsidiaries, licensees and rights transferees to, use Commercially Reasonable Efforts (as defined below) to achieve the Milestone as promptly as practicable following the Effective Time. However, use of Commercially Reasonable Efforts does not guarantee that Parent will achieve the Milestone by a specific date or at all. Whether the Milestone required for payment of the Milestone Payment is achieved will depend on many factors, some within control of Parent and its subsidiaries and others outside the control of Parent and its subsidiaries. There can be no assurance that the Milestone will be achieved prior to its expiration or termination of the CVR Agreement, that the payment will be required of Parent with respect to the Milestone or that the Milestone Payment will not be reduced as described above. If the Milestone is not achieved in the applicable timeframe, the Milestone Payment will not be due or payable to holders of CVRs and any associated covenants and obligations of Parent and Purchaser will irrevocably terminate in accordance with the terms of the CVR Agreement.

“Commercially Reasonable Efforts” means, with respect to a particular task or obligation, a level of efforts that is consistent with the general practice followed by Parent relating to other pharmaceutical compounds, products or therapies owned by it, or to which it has exclusive rights, which are of similar market potential at a similar stage in their development or product life (“Relevant Products”), taking into account issues of safety, tolerability and efficacy, product profile, the competitiveness of other products in development and in the marketplace, supply chain management considerations, the proprietary position of the Relevant Products (including with respect to patent or regulatory exclusivity), and the regulatory structure involved, and, in each case, other relevant technical, commercial, legal, scientific or medical factors. For clarity, “Commercially Reasonable Efforts” will be determined on an indication-by-indication, product-by-product and country-by-country basis, and it is anticipated that the level of efforts for different indications, products and countries may differ or change over time, reflecting changes in the status of the products, indications and country(ies) involved.

“Final Resolution” means a resolution: (i) after final determination by a court of competent jurisdiction; or (ii) pursuant to a settlement agreement on advice of competent outside counsel.

“Relevant Patents” means the claims under PCT patent application publication numbers WO2021207710, WO2021207711, and WO2021207712, together with any patents issuing therefrom.

The CVRs will not be transferable except (a) by will or intestacy upon death of a holder, (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor, (c) pursuant to a court order, (d) by operation of law (including by consolidation or merger of the holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity, (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, (f) if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (so long as such distribution or transfer does not subject the CVRs to a requirement of registration under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act) or (g) to Parent or Purchaser in connection with the abandonment of such CVR by the applicable holder.

No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs.

The Rights Agent will create and maintain a register (the “CVR Register”) for the purpose of (i) identifying holders of CVRs and (ii) registering CVRs in book-entry position and any transfers of CVRs that are permitted under the CVR Agreement. The CVR Register will set forth (x) with respect to holders of the Shares that hold such Shares in book-entry form through DTC immediately prior to the Effective Time, one position for Cede & Co. (as nominee of DTC) representing all such Shares that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement and (y) with respect to (A) holders of Shares that hold such Shares in certificated form immediately prior to the Effective Time that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, upon delivery to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (in such capacity, the

“Depositary”) by each such holder of the applicable stock certificates, together with a validly executed letter of transmittal and such other customary documents as may be reasonably requested by the Depositary, in accordance with the Merger Agreement, (B) holders of Shares that hold such Shares in book-entry form through the Company’s transfer agent immediately prior to Effective Time, (C) holders of RSUs, (D) holders of Cash-Out Stock Options and (E) holders of Closing Date Contingent Options, in each case of clauses (A), (B), (C), (D) and (E), the applicable number of CVRs to which each such holder is entitled pursuant to the Merger Agreement (other than, in the case of the foregoing clauses (x), (y)(A) and (y)(B), those who have perfected their appraisal rights in accordance with Section 262). The CVR Register will be updated as necessary by the Rights Agent to reflect the addition or removal of holders (pursuant to any permitted transfers), upon the written receipt of such information by the Rights Agent.

Holders of CVRs are intended third-party beneficiaries of the CVR Agreement. Furthermore, the CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 25% of outstanding CVRs set forth in the CVR Register (the “Acting Holders”) have the sole right, on behalf of all holders of CVRs, by virtue of or under any provision of the CVR Agreement, to institute any action or proceeding with respect to the CVR Agreement, and no individual holder or other group of holders of CVRs will be entitled to exercise such rights. However, the foregoing does not limit the ability of an individual holder of CVRs to seek a payment due from the applicable party solely to the extent such payment amount has been finally determined and has not been paid within the period contemplated by the CVR Agreement. Additionally, the CVR Agreement provides Parent, Purchaser and the Rights Agent the right to amend, without the consent of holders of CVRs, the CVR Agreement in certain instances, including (i) providing for a successor to Parent or to Purchaser, (ii) adding to the covenants of Parent and Purchaser as Parent, Purchaser and the Rights Agent will consider to be for the protection of holders of CVRs (if such provisions do not adversely affect the interests of holders of CVRs), (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein or making any provisions with respect to matters or questions arising under the CVR Agreement (if such provisions do not adversely affect the interests of holders of CVRs), (iv) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any similar registration or prospectus requirement under applicable securities laws outside the United States (if such provisions do not change the Milestone, the timeframe for expiration of the Milestone or the Milestone Payment), (v) providing for a successor rights agent, (vi) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of holders of CVRs, and (vii) if required, to reduce the number of CVRs in the event any holder of CVRs agrees to abandon or renounce such holder’s rights under the CVR Agreement. Parent or Purchaser may also amend the CVR Agreement in other circumstances, including in a manner that is materially adverse to the interests of the holders of CVRs if Parent and Purchaser obtain the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of such holders.

The foregoing summary of the CVR Agreement does not purport to be complete and is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the CVR Agreement, the form of which is filed as Exhibit (e)(5) and incorporated herein by reference.

Collaboration and License Agreement with Parent, as Transferred by Beam Therapeutics

In April 2019, the Company entered into a collaboration and license agreement (the “Original Beam Agreement”) with Beam Therapeutics Inc. (“Beam”), pursuant to which the Company received an exclusive, worldwide, sublicensable license under certain of Beam’s base editing technology, and gene editing and delivery technologies to develop and commercialize base editing products and nuclease products using Beam’s CRISPR associated protein 12b, in each case directed towards any of four gene targets, including PCSK9 and ANGPTL3.

In July 2022, the Company amended and restated the Original Beam Agreement (the “ARCLA”), pursuant to which Beam granted the Company an exclusive, worldwide, sublicensable license under certain of Beam’s base editing technology to develop and commercialize products towards PCSK9, ANGPTL3, and a third liver-mediated, cardiovascular disease (“CVD”) target. Except as described below, the Company is fully responsible for the development of licensed products under the ARCLA.

In October 2023, Beam transferred certain of its rights under the ARCLA to Parent pursuant to a transfer and delegation agreement (the “Transfer and Delegation Agreement”), including the right to opt-in to the Company’s PCSK9 and ANGPTL3 programs to share 33% of worldwide development expenses and to jointly commercialize and share related profits and expenses in the U.S. on a 50/50 basis. For the undisclosed third CVD target, Parent acquired Beam’s right to opt-in to share 35% of worldwide development and commercialization expenses and profits and to jointly commercialize products incorporating a base editor directed towards this target. The Company retains control of the development and commercialization of all collaboration products and holds the product rights for the PCSK9 and ANGPTL3 programs outside the U.S. To date, Parent has not exercised any of the foregoing opt-in rights.

For so long as Parent has not exercised its opt-in rights (or, if Parent were to exercise such an opt-in right but either the Company or Parent subsequently elects to opt-out of cost-sharing and joint commercialization), the Company is obligated to pay to Parent, on a product-by-product and worldwide basis, clinical and regulatory milestones of up to an aggregate of $11.3 million and sales based milestones of up to an aggregate of $15.0 million.

If Parent exercises any of its opt-in rights for any licensed products, the Company instead would be obligated on a product-by-product basis outside of the U.S. to pay to Parent clinical and regulatory milestones of up to an aggregate of $5.6 million and sales based milestones of up to an aggregate of $7.5 million for such products.

The Company will be required to pay to Parent tiered royalties on worldwide net sales (or, for any products for which Parent exercises its opt-in right, net sales outside of the U.S.) at rates ranging from low-to-mid single digit percentage of net sales, subject to specified reductions. Such royalty payments will terminate on a country-by-country and product-by-product basis upon the later to occur of (i) the expiration of the last to expire valid claim under the patent rights covering such product in such country, (ii) the period of regulatory exclusivity associated with such product in such country or (iii) 10 years after the first commercial sale of such product in such country.

Under the ARCLA, the Company grants to Beam an exclusive, worldwide, sublicensable, fully paid-up license under the Company’s intellectual property, including its proprietary GalNAc-LNP delivery technology, relating to a preclinical program developed by the Company. Additionally, Beam has, on a target-by-target basis, the option to obtain a non-exclusive, worldwide, sublicensable license to the Company’s GalNAc-LNP delivery technology for the development and commercialization of certain base editor products, as to which Beam would pay to the Company an option exercise fee, certain regulatory and commercial sales milestones as well as low single-digit royalties on net sales for base editor products using the GalNAc-LNP delivery technology for exercise of each option. These rights remained with Beam and were not transferred to Parent under the Transfer and Delegation Agreement.

In addition to mutual termination rights for uncured material breach and certain bankruptcy events, (i) the Company has the right to terminate the ARCLA as to any licensed product, but not for any collaboration product, by delivering a 90-day termination notice to Parent, provided that Parent has elected not to exercise its opt-in right or the period to exercise such opt-in right has expired and (ii) Beam has the right to terminate the ARCLA as to certain products by delivering a 90-day termination notice to the Company. Each party may terminate the licenses granted to it under the ARCLA immediately if the other party, directly or indirectly, challenges the enforceability, validity or scope of any patent rights underlying the licenses granted under the ARCLA.

This summary of the Original Beam Agreement and the ARCLA is only a summary and is qualified in its entirety by reference to the Original Beam Agreement and the ARCLA, copies of which are filed as Exhibits (e)(24) and (e)(25), respectively, to this Schedule 14D-9 and incorporated herein by reference.

Collaboration and License Agreement with Parent

In June 2023, the Company entered into a Research and Collaboration Agreement (the “LPA Collaboration Agreement”) with Parent for an exclusive, worldwide research collaboration initially focused on advancing the Company’s in vivo gene editing Lp(a) program, which agreement became effective in July 2023. Pursuant to the LPA Collaboration Agreement, the Company is responsible for research and development through the completion of a Phase 1 clinical trial of the initial target of interest — LPA — subject to reimbursement by Parent for research expenses and Phase 1 clinical development expenses in accordance with an agreed-upon budget. The research term for the initial target is five years and may be extended by Parent for up to one additional year. Following completion of Phase 1 clinical trials with respect to any licensed product candidate under the LPA Collaboration Agreement, Parent will be solely responsible for subsequent development, manufacturing and commercialization of each such product candidate resulting from the Company’s research efforts.

For LPA, the Company is eligible to receive (i) up to $190 million in aggregate research and development milestone payments, (ii) up to $275 million in aggregate commercial milestone payments and (iii) tiered high single and low-double digit royalties on global net sales, subject to specified reductions. Such royalty payments will terminate on a country-by-country and product-by-product basis upon the latest to occur of (i) the expiration of the last-to-expire valid claim under the patent rights covering such product in such country, (ii) expiration of the period of regulatory and market exclusivity associated with such product in such country or (iii) 10 years after the first commercial sale of such product in such country. Following completion of Phase 1 clinical development, the Company has the right to opt-in (for a fee) to share with Parent 40% of the development and commercialization costs and receive 40% of net margins for all product candidates emerging from the collaboration; however, Parent would retain control of such development and commercialization. Beyond the initial target of interest, upon the achievement of certain criteria and payment of additional upfront consideration, Parent has the right to elect one additional, pre-determined target to the collaboration, subject to the same terms as the initial target under the LPA Collaboration Agreement (including financial terms).

The Company and Parent each has the right to terminate the agreement for material breach by the other party following notice, and if applicable, a cure period. Parent may terminate the LPA Collaboration Agreement in its entirety for convenience upon 180 days’ notice or in part, on a research plan, licensed target or product basis, for convenience upon 90 days’ notice. The Company may terminate the LPA Collaboration Agreement, in part with respect to its licensed patents, if Parent directly or indirectly challenges the enforceability, validity or scope of such patent rights, or on a licensed product-by-licensed product basis, if such licensed product ceases to be developed for a period of time.

This summary of the LPA Collaboration Agreement is only a summary and is qualified in its entirety by reference to the LPA Collaboration Agreement, a copy of which is filed as Exhibit (e)(26) to this Schedule 14D-9 and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

The Company Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) duly authorized and approved the execution and delivery of the Merger Agreement, the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that Company stockholders accept the Offer and tender their Shares pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated June 17, 2025, issued by the Company and Parent announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board, together with members of the Company’s management and the assistance of outside advisors, regularly reviews and assesses the Company’s operations, financing requirements, and strategic opportunities to increase stockholder value. As part of these ongoing evaluations, the Company Board and members of the Company’s management have, from time to time and with the assistance of the Company’s financial and legal advisors, as well as in light of developments in the Company’s biopharmaceutical business, the sectors in which it competes, the economy generally and financial markets, considered various strategic alternatives.

In June 2023, the Company and Parent entered into the LPA Collaboration Agreement for an exclusive, five-year worldwide research collaboration initially focused on advancing the Company’s in vivo gene editing program targeting LPA. In connection with the LPA Collaboration Agreement, in July 2023, the Company and Parent entered into a Stock Purchase Agreement (the “First Stock Purchase Agreement”) under which Parent purchased 1,552,795 Shares at a price of $19.32 per share (for an aggregate purchase price of approximately $30,000,000). In October of that year, the Company and Parent furthered their collaborative relationship when Parent acquired from Beam Therapeutics Inc. certain product rights to the Company’s in vivo gene editing programs targeting PCSK9 and ANGPTL3 pursuant to the Transfer and Delegation Agreement. Then, in November 2023, concurrent with the Company’s follow-on public offering of Shares, the Company and Parent entered into a second Stock Purchase Agreement (the “Second Stock Purchase Agreement,” and together with the First Stock Purchase Agreement, the “Stock Purchase Agreements”) under which Parent purchased 2,296,317 Shares at a price of $10.00 per share (for an aggregate purchase price of $22,963,170).

As a result of the negotiation of, and development activities under these agreements between the Company and Parent, from and after early 2023, the Company and Parent were in regular contact and met and exchanged information frequently.

As part of the Company Board’s ongoing evaluation of strategic opportunities, the Company initiated discussions with Centerview Partners LLC (“Centerview”), with which it had had prior intermittent discussions, and Guggenheim Securities, LLC (“Guggenheim Securities”), with which it had had a long-standing relationship, as financial advisors to the Company. The engagements with Centerview and Guggenheim Securities were ultimately documented in separate engagement letters with each financial advisor on May 20, 2025.

On November 16, 2024, a representative of Parent met with Dr. Sekar Kathiresan, Co-Founder and Chief Executive Officer of the Company, at a meeting during which the representative of Parent expressed, among other things, a general interest in expanding the relationship between Parent and the Company, which could include Parent acquiring the Company. No offer was made at that time. The Company Board was regularly updated with respect to the developments regarding the potential expansion of the relationship between Parent and the Company and was thereafter updated with respect to all other discussions with Parent.

On December 12, 2024, the Company Board held a regularly scheduled meeting at which members of the Company’s management and a representative of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), the Company’s long-term outside legal counsel, were present. At the meeting, members of the Company’s management presented (i) on the Company’s 2024 performance and 2025 goals, (ii) the Company’s proposed 2025 budget, and (iii) a preliminary draft version of Company management’s long-term projections for the Company (the “December 2024 Forecast”), which had been prepared as part of an ongoing project to update the Company’s long-range plan that started in April 2024. The Company Board engaged with members of the

Company’s management (as members of the Company Board had engaged with representatives of management prior to the meeting based on a number of individual meetings as further described under the caption “Item 4. The Solicitation or Recommendation – Certain Company Management Forecasts”) regarding the December 2024 Forecast, including the assumptions underlying the same, and noted, among other things, that certain assumptions in the December 2024 Forecast relating to the commercialization of the Company’s product candidates appeared overly optimistic. The Company Board recommended that the Company’s management obtain additional market research and support from comparable products and markets to refine its key assumptions on commercial adoption and other considerations for its lead programs. Members of the Company’s management also engaged with the Company Board in a discussion of possible next steps with respect to a potential strategic transaction with Parent, including (i) the benefits and risks of exploring a transaction at this time in comparison with the risks of continuing to operate independently, (ii) whether to begin to engage other counterparties for a potential acquisition of the Company, and (iii) discussion of the Company’s current strategic collaboration with Parent and the potential impact Parent’s right to “opt-in” to jointly commercialize and share profits and expenses related to the commercialization of the PCSK9 program in the U.S. on a 50/50 basis (the “Lilly Opt-In”) would have on the possibility of a strategic transaction (with Parent or another party) for the Company. Following discussion, the Company Board directed members of the Company’s management (1) to work with the Company’s professional advisors (which did not include Centerview or Guggenheim Securities) to continue to revise the December 2024 Forecast, (2) work with Centerview and Guggenheim Securities to (x) continue initial discussions with Parent and continue to keep the Company Board updated with respect thereto and, if requested by Parent, enter into a confidentiality agreement to allow Parent to continue its review of a potential transaction with the Company and (y) identify a universe of potential counterparties that the Company Board could consider contacting if the Company received a formal offer from Parent and (3) to not approach other potential counterparties at this time as, in the absence of a formal offer from Parent, interactions with other potential counterparties could be counterproductive.

Following further discussions between the Company and Parent and to facilitate due diligence and still further discussions, on January 13, 2025, the Company entered into a confidentiality agreement with Parent that did not include a standstill provision.

On February 12, 2025, the Company Board held a regularly scheduled meeting at which members of the Company’s management and a representative of WilmerHale were present. At the meeting, members of the Company’s management provided an update on the Company management’s discussions with representatives of Parent and the initial results of the Heart-2 trial of VERVE-102 (the “Clinical Trial Data”) due to be released in April 2025, which the Company Board believed could be a catalyst for an increase in the Company’s stock price.

During the month of March, representatives of the Company shared limited confidential information related to the Clinical Trial Data that was anticipated to be announced in mid-April 2025 with representatives of Parent. In addition to ordinary course discussions regarding their ongoing collaborations, representatives of the Company and Parent also had various discussions regarding the possibility of Parent submitting a proposal to acquire the Company and the timing thereof. No offer was made as part of these discussions.

On March 28, 2025, a representative of Parent informed a representative of the Company during a phone conversation that a proposal to acquire the Company was being considered by Parent and would likely be sent to the Company during the following week. The Company Board was informed of this conversation.

Also on March 28, 2025, Dr. Peter Marks announced his resignation as the director of the U.S. Food and Drug Administration’s (“FDA”) Center for Biologics Evaluation and Research, which announcement was widely reported to raise concerns regarding delays in the approval of drug candidates and potentially a more negative regulatory outlook of gene editing products. From the close of business on March 28, 2025 to the close of business on April 1, 2025, the SPDR S&P Biotech ETF (“XBI”) declined 7%, and the Company’s stock price declined 21%, closing at $4.14 per share. In the following weeks, it was broadly reported that there had been staff reductions and attrition at the FDA and a potential shift in the regulatory landscape for product candidates based on CRISPR, which could change the FDA approval process ultimately leading to delays with respect to the development of such product candidates. While the Company was not generally named in these reports, its products are gene editing products, based on CRISPR, of the type implicated by the matters underlying those reports.

On March 31, 2025, the Company Board held a meeting at which members of the Company’s management and a representative of WilmerHale were present. At the meeting, members of the Company’s management (i) reviewed recent durability data from the Company’s Heart-1 trial of VERVE-101 and the initial pharmacodynamic and safety data from the Company’s ongoing Heart-2 trial of VERVE-102 in preparation for the Company’s upcoming data presentation on the Clinical Trial Data, (ii) provided an update on the Company management’s discussions with Parent, (iii) discussed fundraising plans in the event the Company Board determined that the Company should continue to operate independently, including how the Lilly Opt-In decision would impact the Company’s cash requirements and (iv) discussed the resignation of Dr. Marks and the impact of such resignation on the market conditions for biotechnology companies. Following discussion, the Company Board determined to reconvene following the receipt of a written offer from Parent, if any.

On April 1, 2025, Parent sent to the Company a non-binding indication of interest for a potential acquisition of the Company for $10.00 per Share upfront in cash plus a CVR of $3.00 payable upon the dosing of the first human subject in the U.S. in a Phase 3 Clinical Trial for VERVE-102 targeting ASCVD (the “Clinical Trial Milestone”) (the “April Proposal”).

Later that day, the Company Board held an informal meeting at which members of the Company’s management, representatives of Centerview and Guggenheim Securities, and a representative of WilmerHale were present. Representatives of Centerview and Guggenheim Securities described the terms of the April Proposal and engaged with the Company Board and members of the Company’s management in a discussion of (i) the current market conditions, including in light of the resignation of Dr. Marks, (ii) the Clinical Trial Data and the timeline of future trials, (iii) the implied value of the April Proposal and (iv) potential engagement with counterparties at this time to gauge interest in a potential transaction with the Company. As part of that discussion, the Company Board noted that (x) biopharmaceutical companies like Parent typically raise their initial bid at least once as part of a negotiation, and, as such, a rejection would not “close the door” on future bids from Parent, (y) the Company planned to release the Clinical Trial Data in April 2025 which it believed would be a catalyst for an increase in the Company’s stock price and which could provide a basis to seek a higher valuation from Parent, and (z) the Company was in the process of refining the December 2024 Forecast consistent with feedback previously provided by the Company Board to reflect a better understanding of the Company’s fundamental value so that it was positioned to analyze any approach from a counterparty. Following discussion, the Company Board determined (a) to direct members of the Company’s management and representatives of Centerview to communicate to Parent that the proposal was insufficient to warrant engagement in discussions at this time, (b) that the Company should not reach out to potential additional counterparties with respect to a potential transaction at this time and (c) to direct members of the Company’s management to continue to refine the December 2024 Forecast to reflect the factors discussed at the December 12, 2024 Company Board Meeting as well as subsequent events, including, among others, those described above. Following the Company Board meeting, members of the Company’s management and representatives of Centerview informed Parent that the April Proposal was insufficient to warrant engagement in discussions at that time.

Starting on April 2, 2025 and through April 9, 2025, the U.S. announced various tariff measures. From the close of trading on April 1, 2025 to the close of trading on April 9, 2025, the Shares experienced a decline of approximately 18%, closing at $3.41.

On April 9, 2025, a representative of Parent engaged in a phone conversation with Dr. Kathiresan ahead of the Company’s planned disclosure of the Clinical Trial Data, in which Dr. Kathiresan indicated that the Company remained on track to release the Clinical Trial Data in April.

On April 14, 2025, the Company released positive initial data from the Heart-2 Phase 1b clinical trial of VERVE-102 via a webcast teleconference call. The Shares closed trading on April 14, 2025 at $4.12.

On April 23 and April 25, 2025, Dr. Kathiresan and representatives of Parent engaged in two phone conversations in which a representative of Parent explained that Parent’s internal review of its discussions with the Company was ongoing and indicated that Parent was considering a revised proposal.

On May 1, 2025, the Company Board held an informal meeting at which members of the Company’s management and a representative of WilmerHale were present. At the meeting, members of the Company’s management presented an updated preliminary draft version of Company management’s projections for the Company (the “May 1, 2025 Forecast”), including the various assumptions underlying the same (as further described under the caption “Item 4. The Solicitation or Recommendation – Certain Company Management Forecasts”). The Company Board noted that the May 1, 2025 Forecast was generally more in line with their views of the Company’s future performance but also noted certain commercial-related assumptions, including the pricing estimates for VERVE-102, even as revised since the December 2024 Forecast, could still be viewed as optimistic particularly in light of the declining macroeconomic and regulatory landscape as well as the potential emergence of generic versions of monoclonal antibodies targeting PCSK9. In addition, the Company Board discussed the capital requirement (approximately a range of $1.5 – $2 billion through first commercialization, per the May 1, 2025 Forecast) that would be necessary if the Company were to continue to develop all of the Company’s product candidates. The Company Board noted that very few biopharmaceutical companies of a similar size and stage as the Company had been able to raise such amounts. The Company Board further noted the worsening macroeconomic environment for pre-revenue biotechnology companies, the declining regulatory landscape for biopharmaceutical companies, additional input received from payor advisors on the uncertainty of pricing of a one-and-done medicine, and the administration’s publicly-signaled desire to lower prescription drug prices would make the significant capital raise even more difficult, especially for companies with product candidates similar to the Company’s. In addition to the review of the May 1, 2025 Forecast, members of the Company’s management also provided an update regarding the communications received from Parent since the April Proposal, and discussion ensued regarding whether outreach to other potential counterparties would be appropriate. Following discussion, the Company Board (i) directed members of the Company’s management to continue to refine the May 1, 2025 Forecast to reflect the feedback on the inputs for such assumptions discussed at this and prior Company Board meetings as well as subsequent events as they may arise and (ii) determined not to pursue such outreach at present but the Company Board authorized management to do so if they, together with the Company’s financial and legal advisors, deemed it advisable at any point.

On May 9, 2025, Dr. Kathiresan and representatives of Parent engaged in phone conversations during which a representative of Parent noted that Parent would send a revised proposal shortly but the April Proposal represented the top end of the valuation range that Parent ascribed to the Company. The representative of Parent further noted that recent external developments at the FDA, and the U.S. government more broadly, had increased uncertainty around Parent’s forecasts for certain gene editing therapies. Following this discussion, and given Parent’s communications that a revised proposal was expected shortly, the Company’s management, after consultation with the Company’s financial and legal advisors on the parties that would most likely have an interest in an acquisition of the Company and would have the ability to consummate a transaction of this size and nature, as well as the ability to move quickly and efficiently in such process, directed (i) Centerview to contact six potential counterparties, Party A, Party B, Party C, Party D, Party E and Party F, and (ii) Guggenheim Securities to speak to Party B, to assess their potential interest in a potential acquisition of the Company.

During the week of May 12, 2025, (i) Party A indicated to a representative of Centerview its interest in meeting with members of the Company’s management to discuss exploring a potential transaction, (ii) each of Party C and Party D informed representatives of Centerview that they were reviewing interest in a potential transaction with the Company internally, and (iii) each of Party B, Party E and Party F informed representatives of Centerview (and, with respect to Party B, also informed representatives of Guggenheim Securities) that they were declining to participate in further discussions regarding a potential transaction with the Company. The Company Board was regularly updated with respect to the developments regarding the discussions with each potential counterparty.

On May 12, 2025, the U.S. presidential administration issued an executive order, directing federal agencies to implement policies to tie prescription drug prices to international price targets and to facilitate direct-to-consumer sales at the most favored nation price (the “MFN Announcement”). From the close of business on May 12, 2025 to the close of business on May 13, 2025, the XBI declined 2%, and the Company’s stock price declined 4%.

On May 14, 2025, Parent sent to the Company a revised non-binding indication of interest for a potential acquisition of the Company for $10.00 per Share upfront in cash plus a CVR of up to $5.00, with (i) $2.00 payable upon the achievement of the Clinical Trial Milestone, (ii) $1.00 payable upon FDA approval to commercially distribute, market and sell VERVE-102 for treatment of ASCVD and (iii) $2.00 payable upon the first calendar year in which annual global net sales of VERVE-102 exceed $1,000,000,000 (the “May 14 Proposal”), and requested a 30-day exclusivity period.

On May 19, 2025, the Company entered into a confidentiality agreement with Party A, that includes a standstill for the benefit of the Company for a period of 12 months with a customary “fallaway” provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to the sale or a change of control of the Company. Also on May 19, 2025, each of Party C and Party D informed representatives of Centerview that they were declining to participate in further discussions regarding a potential transaction with the Company.

On May 20, 2025, the Company held a management presentation with representatives of Party A.

Later on May 20, 2025, the Company Board held a meeting at which members of the Company’s management, representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), who had served as legal counsel to the Company on strategic matters for some time, and representatives of Centerview and Guggenheim Securities were present. Prior to the meeting, representatives of Centerview and Guggenheim Securities had delivered their respective relationship disclosure letters describing their respective relationships with the Company and Parent and certain of Parent’s affiliates. Following the Company Board’s review of such disclosures and a review of the terms of each financial advisor’s engagement letter, the Company Board approved the respective engagement letters. At the meeting, representatives of Paul Weiss reviewed with the Company Board its fiduciary duties, which had been previously reviewed at prior meetings of the Company Board, in connection with exploring a potential transaction involving the sale of the Company. Members of the Company’s management (i) provided an update regarding recent conversations between representatives of the Company and Parent, (ii) described the May 14 Proposal, in particular the milestones proposed for the CVR, and (iii) presented an updated preliminary draft version of Company management’s projections for the Company (the “May 20, 2025 Forecast”), including the assumptions underlying the same, which were prepared at the Company Board’s request (as further described under the caption “Item 4. The Solicitation or Recommendation – Certain Company Management Forecasts”). Representatives of Centerview and Guggenheim Securities reviewed with the Company Board (1) a comparison of the May 14 Proposal and the April Proposal, including the estimated risk-adjusted net present value of the two proposals based on assumptions from the Company’s management and the midpoint of a range of discount rates based on Centerview’s analysis of the Company’s weighted average cost of capital, being $11.13 and $11.05, respectively, (2) an overview of public market perspectives of the Company and the gene therapy/editing landscape generally, (3) a comparison of certain observed market values of the Company to those of its peers, (4) the status of outreach to other potentially interested parties, including that each of the contacted parties except Party A had declined to proceed and (5) potential next steps. Separately, each of Centerview and Guggenheim Securities presented their respective preliminary financial analysis of the Company based on the May 20, 2025 Forecast and the upcoming key catalysts with respect to the Company’s assets. The Company Board determined the May 20, 2025 Forecast to be reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the members of the Company’s management as to the expected future performance of the Company on a standalone basis, approved the May 20, 2025 Forecast and directed each of Centerview and Guggenheim Securities to use and rely on the May 20, 2025 Forecast in performing financial analyses relating to the rendering of their fairness opinions to the Company Board. The Company Board engaged in discussions regarding the May 14 Proposal and the presentations made at the meeting, including regarding the milestones proposed for the CVR in the May 14 Proposal, in particular (a) the uncertainty and regulatory risks presented by the milestone tied to FDA approval, (b) the challenges to achieving commercial sales of VERVE-102, (c) the administrative difficulties with respect to the sales-based milestone and (d) the inherent uncertainty of CVR payments as compared to upfront cash consideration. The Company Board indicated a preference for a higher upfront cash amount, noting that such an increase would provide stockholders with immediate and certain liquidity, and acknowledged that the Company’s announcement of the Clinical Trial Data had been publicly available for more than one month and any near term stock price reaction had likely taken place in the share price as of May 19, 2025 of $4.37 per Share (an approximately 34% increase compared to the Company’s closing Share price the day prior to announcement of the Clinical Trial Data of $3.26 per Share). Since the Company Board meeting on April 1, 2025, the Company Board noted that there had been various negative macroeconomic, sector-specific and gene editing related developments and that, as a result of all of the factors and reasons discussed at this Company Board meeting and its prior meetings, the May 14 Proposal was within the range of values at which the Company may choose to transact. After discussion, and in light of Parent’s prior comments regarding the April Proposal being at the top end of the valuation range that Parent ascribed to the value of the Company, the Company Board directed the representatives of the Company’s financial advisors to make a counterproposal to representatives of Parent of $10.50 per Share upfront in cash plus a CVR of $3.00 payable upon the achievement of the Clinical Trial Milestone, noting that if Parent was willing to accept this counterproposal, then the Company Board may be willing to enter into exclusivity with Parent (the “Counterproposal”).

On May 21, 2025, representatives of Centerview engaged in a phone conversation with representatives of Parent and delivered the Counterproposal, and later that day, emailed the same to representatives of Parent.

On May 22, 2025, representatives of Party A informed representatives of Centerview that they were declining to participate in further discussions regarding a potential transaction with the Company. Representatives of Centerview subsequently informed members of the Company’s management that Party A had declined to proceed.

On May 23, 2025, representatives of Parent communicated to representatives of Centerview that Parent agreed to the Counterproposal, subject to the Company agreeing to exclusivity.

Also on May 23, 2025, the Company Board held a meeting at which members of the Company’s management were present. The attendees discussed, among other things, (i) a comparison of the April Proposal, the May 14 Proposal and the Counterproposal, (ii) Parent’s request for exclusivity that was included in the May 14 Proposal, and (iii) the fact that, after outreach to several third parties, no other party had expressed an interest in a potential acquisition of the Company. Following discussion, and the factors and reasons discussed at prior meetings of the Company Board, the Company Board directed members of the Company’s management to proceed with discussions with Parent and seek to finalize a transaction.

Also on May 23, 2025, the Company received from Parent an initial draft of the Exclusivity Agreement which provided for an exclusivity period ending on June 22, 2025. On the same day, representatives of Paul Weiss responded with a revised draft to representatives of Kirkland & Ellis LLP (“Kirkland & Ellis”), legal counsel to Parent, which provided for an exclusivity period ending on June 15, 2025. Later that day, Parent provided further comments which accepted the June 15 expiration but included an automatic extension through June 22 assuming both parties are continuing to work in good faith towards entry into a definitive merger agreement for the proposed transaction.

Following negotiation between representatives of Paul Weiss and Kirkland & Ellis, on May 24, 2025, Company and Parent executed the Exclusivity Agreement with an exclusivity period ending on June 15, 2025 without any automatic extension.

On May 28, 2025, the Company provided access to an electronic data room to Parent and its representatives to facilitate their due diligence. Between May 28 and June 16, the Company responded to numerous diligence requests from, and conducted numerous due diligence meetings and teleconferences with, representatives of Parent.

On June 3, 2025, representatives of Kirkland & Ellis provided an initial draft of the proposed Merger Agreement to representatives of Paul Weiss. On June 4, 2025, representatives of Kirkland & Ellis provided an initial draft of the CVR Agreement to representatives of Paul Weiss along with an initial draft of the form of Tender and Support Agreements with a request that they be signed by (i) entities affiliated with GV Management Company, L.L.C., (ii) Dr. Kathiresan, and (iii) Andrew D. Ashe, President, Chief Operating Officer and General Counsel of the Company.

On June 5, 2025, the Company Board held a regularly scheduled meeting at which members of the Company’s management, representatives of Paul Weiss and a representative of Sidley Austin LLP (“Sidley Austin”), previously of WilmerHale, were present. Members of the Company’s management provided an update on the Company’s ongoing clinical trials and the general status and timing expectations of the proposed transaction with Parent. Members of the Company’s management provided an overview of the terms of the drafts of the Merger Agreement, CVR Agreement and Tender and Support Agreements provided by representatives of Kirkland & Ellis and the Company’s management’s proposed revisions, including broadening the definition of the types of trials and indications that would trigger the Clinical Trial Milestone, enhancing the efforts standards, refining the definitions of “VERVE-102” and “Product,” reducing the size of the termination fee that would be payable in connection with the Company terminating the agreement, among other things, to pursue a superior proposal, and revising the definitions of “Company Material Adverse Effect” and “Intervening Event” and the interim operating restrictions, including with respect to clinical trials. Following discussion, the Company Board directed members of the Company’s management to proceed on the basis discussed.

On June 11, 2025, Dr. Kathiresan and a representative of Parent engaged in a phone conversation regarding certain key open points in the draft Merger Agreement and the draft CVR Agreement.

On June 12, 2025, the Company Board held a meeting at which members of the Company’s management, along with representatives from Paul Weiss and a representative of Sidley Austin were present. At the meeting, representatives of Paul Weiss summarized the terms of the draft Merger Agreement and the draft CVR Agreement, in each case, as currently proposed by the Company, and noted the points of ongoing discussion. The Company Board asked questions of, and engaged further in discussions with, representatives of Company management regarding the remaining open points and determined that representatives of Paul Weiss and Company management should continue to advance negotiations with representatives of Parent.

During the period from June 4, 2025 to June 16, 2025, the Company and Parent, along with their respective legal counsels, exchanged several drafts of, and engaged in numerous discussions and negotiations concerning the terms of, the Merger Agreement, CVR Agreement and the Tender and Support Agreements, which included, from June 12, 2025, a negotiation of an offset to the Milestone Payment due under the CVR Agreement for certain payments made, or to be made, by Purchaser (or its controlled affiliates) for it (or its controlled affiliates) to obtain an exclusive license or retain sole ownership under certain patents.

On June 16, 2025, the Company Board held a meeting at which members of the Company’s management, along with representatives from Paul Weiss, Centerview and Guggenheim Securities, were present. Representatives from Centerview reviewed their financial analysis of the Merger Consideration with the Company Board, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 16, 2025 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations, upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement and the CVR Agreement was fair, from a financial point of view, to such holders (as further described under the caption “Item 4. The Solicitation or Recommendation – Opinion of the Financial Advisors to the Company – Opinion of Centerview Partners LLC”). Representatives of Guggenheim Securities reviewed its financial analysis of the Offer Price and rendered an oral opinion, confirmed by delivery of a written opinion, dated June 16, 2025, to the Company Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price to be received by the holders of Shares (other than Excluded Shares (as defined in such opinion)) was fair, from a financial point of view, to such holders. Representatives of Paul Weiss then provided an update on the terms of the transaction documents. Representatives of Paul Weiss summarized the resolutions proposed to be adopted by the Company Board to approve the Transactions. Following discussion, the Company Board unanimously adopted resolutions (i) declaring that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) duly authorizing and approving the execution and delivery of the Merger Agreement, the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Transactions, including the Offer and the Merger, (iii) resolving that the Merger Agreement and the Transactions will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolving to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Following the June 16, 2025 Company Board meeting, the Company, Purchaser and Parent executed and delivered the Merger Agreement, and the Company, along with entities affiliated with GV Management Company, L.L.C., Dr. Kathiresan and Mr. Ashe, executed and delivered the Tender and Support Agreements.

On the morning of June 17, 2025, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the offer to acquire all of the outstanding Shares at a price of $10.50 per Share at closing, plus a CVR of up to $3.00 payable upon the achievement of the Clinical Trial Milestone.

Reasons for the Recommendation of the Company Board

The Company Board has reviewed and considered the Transactions, including the Offer and the Merger, after consultation with certain members of the Company’s senior management and outside financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser (which factors and reasons are not necessarily presented in order of relative importance):

Reasons in favor of the Transactions:

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Transaction Consideration. The fact that the consideration per Share consists of: $10.50 payable upfront in cash at the closing of the Merger, and one CVR for up to $3.00 in cash upon the achievement of a milestone.

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Certainty of Value of the Cash Consideration. The fact that the Cash Consideration to be paid to the Company’s stockholders at the closing of the Merger is all cash, which will provide certain and immediate value and liquidity to the Company’s stockholders for their Shares. The Company Board believed this liquidity and certainty of value to be compelling, especially when viewed against the internal and external risks and uncertainties associated with certain macroeconomic and industry conditions and the potential impact of such risks and uncertainties on a standalone strategy and trading price of the Shares.

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CVR Consideration; Opportunity to Realize Additional Value. The fact that, in addition to the Cash Consideration, the Company’s stockholders will receive one CVR for each Share held, which provides the Company’s stockholders an opportunity to realize additional value of up to $3.00 per Share in cash, to the extent the Milestone set forth in the CVR Agreement is achieved within the time period described therein and none of the potential $0.50 per CVR offset is applied. The Company Board also took into consideration its belief that the Milestone is reasonably achievable, taking into account the obligation of Parent to use “Commercially Reasonable Efforts” to achieve the Milestone, as set forth in the CVR Agreement, and the extensive experience and resources of Parent and its affiliates and the belief that the offset was reasonably unlikely to be applied.

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Implied Premium. The Company Board considered the current and historical market prices, volatility and trading information with respect to the Shares, including, among others, the fact that the $10.50 Cash Consideration represented a premium of approximately 67% over the Company’s closing share price of $6.27 on June 16, 2025, the last trading day before the Company Board approved the Transactions, and a premium of approximately 113% over the volume-weighted average closing share price for the 30-trading day period prior to (and including) June 16, 2025, the last trading day before the date of the Company Board meeting approving the Transactions. In addition to the upfront Cash Consideration, the Company Board considered that the Offer Price, which includes the CVR, assuming the Milestone is achieved within the time period described in the CVR Agreement, would represent an even higher premium to recent trading prices.

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Best Strategic Alternative for Maximizing Shareholder Value. After a thorough review of strategic alternatives and discussions with members of the Company’s management and the Company’s outside financial and legal advisors, the Company Board determined that the Offer Price is more favorable to the Company’s stockholders than the potential value that might result from other strategic options available, including, among others, remaining a standalone public company. In particular:

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the Company Board considered the enhancements that the Company and its advisors were able to obtain as a result of negotiations with Parent, including, among others, the increase in Parent’s proposed Cash Consideration from $10.00 in the April Proposal, to the Cash Consideration of $10.50 at the end of negotiations and the increased likelihood of the Milestone in the final CVR being met as compared to the milestones included in the May 14 Proposal;

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the Company Board’s belief that as a result of conversations and negotiations with Parent, as of the date of the Merger Agreement, the Offer Price represented the highest price reasonably obtainable by the Company under the circumstances;

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the risk that prolonging or expanding the sale process further could have resulted in the loss of an opportunity to consummate a transaction with Parent on the terms of the Offer, including, among others, the valuation represented by the Offer Price; and

•	the Company Board’s belief that there was unlikely to be another acquirer of the Company willing to pay a higher price than the Offer Price, based on the:
•

process conducted by the Company Board, with the assistance of the Company’s financial advisors, that involved contacting six capable alternative counterparties (including multinational biopharmaceutical companies in addition to Parent) regarding a potential transaction with the Company, only one of whom expressed any interest in further discussions and entered into a confidentiality agreement with Parent and none of whom provided any offer for the Company;

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fact that there was unlikely to be an alternative counterparty to Parent that could move as quickly as Parent, given that Parent had a deep understanding of the business of the Company as a result of the LPA Collaboration Agreement and the Transfer and Delegation Agreement, and the significant time and effort Parent spent on due diligence; and

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fact that no alternative counterparty had recently expressed interest in an acquisition at the same level as Parent, despite the Company being a well-known publicly traded corporation in the biopharmaceutical industry.

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Financial Condition and Prospects of the Company. The Company’s current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects, as well as the long-range plan of the Company and the execution risks associated with the research, development, manufacture and commercialization of the Company’s product candidate pipeline.

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Financing Prospects. The significant capital investment and cash flows required for the Company to remain an independent company and fund the clinical development of the Company’s assets and the commercial launch of its products, including, among others, VERVE-102 and VERVE-201. This includes, among others, the fact that, while the Company may seek additional funding through future equity financing or significant licenses, research collaborations or partnerships, any such equity fundraising could be highly dilutive for the Company’s existing stockholders, might only be available on unfavorable terms, or might not be available at all given the downturn in general market sentiment towards biopharmaceutical companies and risk associated with raising capital.

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Costs and Risks Associated with Development of Gene Editing Medicines. The costs and risks associated with continuing the development of pipeline gene editing therapy product candidates, including, among others:

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Risk of Clinical Trial Failure or Commercialization. That clinical trials can take years to complete, and the outcomes are uncertain, along with the risks inherent in the development and eventual commercialization of the Company’s gene editing product and the risks that the negative public opinion of gene editing may adversely impact the development or commercial success of the Company’s current and future product candidates.

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Risks Associated with Increased Competition. The risks inherent in the fact that a number of companies have emerged with similar products, including companies outside of the U.S., that can operate in less-uncertain political, economic and regulatory environment.

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Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell the Company’s gene editing product candidates, which can take years to complete and the receipt of which are not guaranteed; that domestic and foreign regulators may have their own procedures for approval of product candidates; and that if a product candidate is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval.

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The risks related to the fact that the Company’s regulatory landscape changes and is uncertain due to ongoing changes at the FDA and the fact that the Clinical Trial Milestone is tied to the dosing of the first human subject in the U.S. in a Phase 3 Clinical Trial for VERVE-102 targeting ASCVD.

•	The risks inherent in the Company’s ability to timely submit and receive approvals of regulatory applications for its product candidates.

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Risks Associated with Macroeconomic Environment. The risks associated with the macroeconomic environment for pre-revenue biotechnology companies and for biopharmaceutical companies which has been depressed for some time and which is likely to make it difficult to raise capital, which environment may be exacerbated by the introduction of U.S. tariff measures and the uncertainties around global trade which could increase the cost of manufacturing.

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Risks Associated with Price and Most Favored Nations Pricing. The risks associated with the U.S. presidential administration’s publicly signaled desire to lower prescription drug prices and related actions including the issuance of the MFN Announcement, which could reduce the price at which the Company could sell its product candidates.

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Likelihood and Speed of Closing. The likelihood of completing the Transactions, including the Offer and the Merger, to be high, particularly in light of the terms of the Merger Agreement, including, among others:

•	the conditions to the Offer and the Merger being specific and limited, and the fact that the Transactions are not subject to a financing condition;

•	the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for allocating certain closing risks;

•	the likelihood of obtaining required regulatory approvals, including, among others, the commitment of Parent to pursue the required regulatory approvals;

•	the size and financial strength of Parent, and Parent’s ability to fund the Cash Consideration with cash;

•	the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Parent or Purchaser;

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the structure of the Transactions as a tender offer for all outstanding Shares, with the expected result that a relatively short period will likely elapse before the Company’s stockholders accept the Offer and tender their Shares, followed by a prompt Merger under Section 251(h), which would not require additional stockholder approval, and in which stockholders who do not properly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer; and

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the fact that entities affiliated with GV Management Company, L.L.C., Dr. Kathiresan, Co-Founder and Chief Executive Officer of the Company, and Mr. Ashe, Chief Operating Officer and General Counsel of the Company, who collectively beneficially owned approximately 17.8% of the outstanding Shares as of June 13, 2025, support the transaction and agreed to tender their Shares in the Offer and enter into Tender and Support Agreements with the Company.

•	Centerview and Guggenheim Securities Analyses and Respective Fairness Opinions.

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Centerview Fairness Opinion. The opinion of Centerview rendered to the Company Board on June 16, 2025, which was subsequently confirmed by delivery of a written opinion dated June 16, 2025 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement and CVR Agreement was fair, from a financial point of view, to such holders, as further described below under the caption “Item 4. The Solicitation or Recommendation – Opinion of the Financial Advisors to the Company – Opinion of Centerview Partners LLC”.

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Guggenheim Securities Fairness Opinion. The financial presentation and the opinion, each dated as of June 16, 2025, of Guggenheim Securities to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to be received by the holders of Shares (other than Excluded Shares (as defined in such opinion)), which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, as further described below under the caption “Item 4. The Solicitation or Recommendation – Opinion of the Financial Advisors to the Company – Opinion of Guggenheim Securities, LLC”.

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Ability to Pursue Alternative Transactions. The Company Board considered other terms of the Merger Agreement (as further described in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase). Certain provisions of the Merger Agreement the Company Board considered important included, among others:

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Opportunity to Accept a Superior Proposal. The Company’s ability to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $39,687,137, which is equal to approximately 3.9% of the equity value of the transaction, and which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals.

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Change in Recommendation in Response to Intervening Event. The ability of the Company Board to take certain actions in response to an “intervening event”, including, among others, withdrawing, modifying or qualifying its recommendation to the Company’s stockholders concerning the Offer and the Merger.

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Outside Date. The outside date of October 14, 2025, which date shall be extended to January 12, 2026 if the closing condition regarding the expiration or termination of the waiting period under the HSR Act remains unsatisfied, after which either party, subject to certain exceptions, can terminate the Merger Agreement if the Merger has not been consummated as of such date, and that the Company Board determined that this outside date allows for sufficient time to consummate the Merger, while minimizing the time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•

Appraisal Rights. The availability of appraisal rights under the DGCL to stockholders who do not tender their Shares in the Offer and comply with all of the required procedures under the DGCL, which provides those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their shares, which may be more than, less than, or the same as the amount such stockholders would have received under the Merger Agreement.

Uncertainties, risks and other countervailing considerations in respect of the Transactions:

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No Participation in Future Gains. The fact that while the Offer provides relative certainty of value, if the Transactions are consummated, the Company’s stockholders will forgo any potential increase in the Company’s value above the Offer, including, among others, potential positive outcomes in the Company’s product candidates, which could result if the Company remained an independent, publicly traded company.

•

Contingent Nature of CVR. The risk that the Milestone necessary to trigger the contingent payment to be made pursuant to the CVR may not be achieved during the period prescribed by the CVR Agreement and that the offset under the CVR may be applied, and Parent could have sole discretion in respect of the matters that could cause the offset to be applied.

•

Taxable Consideration. The expectation that the receipt of the Offer in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes.

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Potential Negative Impact on the Company’s Business. The possible negative effect of the Transactions and public announcement of the Transactions on the Company’s operations and the Company’s relationships with suppliers, business partners, management and employees, and the effect of such disruptions on the Company’s operating results in the event the Transactions, including the Offer and the Merger, are not consummated in a timely manner.

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Interests of Directors and Officers. The interests of the Company’s executive officers and directors and the fact that the Company’s executive officers and directors may be deemed to have interests in the

Transactions, including the Offer and the Merger, that may be different from or in addition to the Company’s stockholders generally, including, among others, those interests that are a result of employment and compensation arrangements with the Company, as described under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers, Directors and Affiliates of the Company” above.

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Prohibition Against Solicitations; Termination Fee Due to Terminate in Respect of, or Accept, a Superior Proposal. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company (or its successor) to pay Parent a termination fee equal to $39,687,137 under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal.

•

Business Operation Restrictions. The effect of the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Transactions which may delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Transactions or any other action the Company would otherwise take with respect to the operations of the Company absent the pending Merger.

•

Closing Conditions. The fact that the completion of the Transactions, including the Offer and the Merger, requires antitrust clearance in the U.S. and the satisfaction of other closing conditions that are not within the Company’s control.

•

Effect of Failure to Complete Transactions on Trading Price. The risk that the Transactions, including the Offer and the Merger, are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior offer) on the trading price of the Shares, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement.

•	Retention. The Company’s ability to attract and retain key personnel or other employees.

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Litigation Risk. The inherent risk of litigation in relation to the Transactions, including the Offer and the Merger, including, among others, potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger.

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed.

•	Other Risks. Other risks of the type and nature as further described under the caption “Item 8. Additional Information – Cautionary Note Regarding Forward-Looking Statements”.

In light of these various factors and reasons, and having weighed the uncertainties, risks and other countervailing considerations in respect of the Transactions, including the Offer and the Merger, with the potential benefits of the Transactions, including the Offer and the Merger, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, were advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) duly authorized and approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions, including the Offer and the Merger, shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL, and (iv) resolved to recommend that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

The foregoing discussion of material factors considered by the Company Board in reaching its conclusions and recommendation includes the principal factors considered by the Company Board, but is not intended to be exhaustive and may not include all of the factors considered by the Company Board. In light of the variety of factors considered in connection with its evaluation of the Transactions, including the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative or specific weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Company Board based its decisions on the totality of the factors and information it considered, including, among others, discussions with, and questioning of, members of the Company’s management and its outside financial and legal advisors. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

In addition, the Company Board was aware of and considered the fact that some of the Company’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from, or in addition to, the Company’s stockholders generally, including, among others, those interests that are a result of employment and compensation arrangements with the Company. For more information, please see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers, Directors and Affiliates of the Company” of this Schedule 14D-9.

This explanation of the Company Board’s reasons for its recommendations and other information presented in this section includes statements that are forward-looking in nature and, therefore, should be read in light of the factors described in “Item 8. Additional Information – Cautionary Note Regarding Forward Looking Statements.”

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially and Sekar Kathiresan, M.D., Andrew D. Ashe, and entities affiliated with GV have entered into Tender and Support Agreements, concurrently with the execution of the Merger Agreement, agreeing to tender their respective Shares. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of the Financial Advisors to the Company Board

Opinion of Centerview Partners LLC

The Company retained Centerview Partners LLC, which is referred to in this Schedule 14D-9 as “Centerview,” as a financial advisor to the Company Board in connection with the Transactions. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of the Shares (other than (i) Shares that are held in the treasury of the Company or owned by the Company, (ii) Shares owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent or Purchaser, (iii) any Dissenting Shares and (iv) any Shares held by any affiliate of the Company or Parent (the shares referred to in clauses (i) through (iv), the “Excluded Shares”)) of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement and CVR Agreement. On June 16, 2025, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 16, 2025 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price proposed to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement and CVR Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated June 16, 2025, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by

Centerview in preparing its opinion, is attached as Annex A and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement and CVR Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement, CVR Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

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a draft of the Merger Agreement dated June 16, 2025 and the form of CVR Agreement attached to the execution draft of the Merger Agreement, referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023 and December 31, 2022;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company, including the probability of realizing the Milestone Payment under the CVR Agreement and the timing of such payments, prepared by Company management and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of senior management and representatives of the Company regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company management as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any material respect to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and CVR Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement and CVR Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, CVR Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVR with respect to transferability, illiquidity, or probability of full payout or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or CVR Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement, CVR Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview’s Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated June 16, 2025. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 13, 2025 and is not necessarily indicative of current market conditions.

Analysis of Consideration

Centerview conducted an analysis of the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement and CVR Agreement. Such Offer Price is equal, on a per Share basis, to $10.50 upfront in cash together, and not separately, with one CVR, which could result in an additional payment of up to $3.00 in cash upon achievement of the Milestone, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Arrangements with Parent and Purchaser” above. For analytical purposes, assuming that holders of CVRs receive an aggregate payment of $3.00 per CVR upon the achievement of the Milestone based on the probability of success as estimated by Company management in, and at the time implied by, the May 20, 2025 Forecast, as described under “—Certain Company Management Forecasts” below, and further assuming the midpoint of a range of discount rates from 15.5% to 18.5% based on Centerview’s analysis of the Company’s weighted average cost of capital, Centerview calculated an illustrative risk-adjusted net present value for one CVR of $1.05.

Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per share merger consideration” refers to an aggregate assumed implied per Share value of the merger consideration of $11.55 per Share (the “Implied Consideration Value”), equal, on a per Share basis, to $10.50 upfront consideration plus the illustrative risk-adjusted net present value of one CVR of $1.05, based on the midpoint of the range of discount rates, as set forth above. However, there is no guarantee that the conditions triggering the CVR payment will be satisfied.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the May 20, 2025 Forecast. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (i) discounting to present value, as of June 30, 2025, using discount rates ranging from 15.5% to 18.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (a) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on July 1, 2025 and ending on December 31, 2055, utilized by Centerview based on the May 20, 2025 Forecast, (b) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2055 at a rate of free cash flow decline of 20% year-over-year (excluding the free cash flow with respect to the Company’s platform, which assumes a 0% perpetuity growth rate) and (c) tax savings from usage of the Company’s federal net operating losses of $208 million as of December 31, 2024 and the Company’s estimated future losses, as set forth in the May 20, 2025 Forecast, and (ii) adding to the foregoing results the Company’s estimated net cash of $434 million as of June 30, 2025, plus an assumed equity raise of $50 million in 2025 and the net present value of the cost to raise net proceeds of $1.85 billion from 2026-2030, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the fully-diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in the money Company Stock Options and Company RSUs), as of June 13, 2025, as set forth in the Internal Data.

This analysis resulted in an implied per Share equity value range of $9.10 to $15.20, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $11.55 per Share to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement and CVR Agreement.

Other Factors

Centerview noted for the Company Board certain additional factors solely for reference and informational purposes, including, among other things, the following:

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Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended June 13, 2025 (the last trading day before the execution of the Merger Agreement), which reflected low and high closing prices for the Shares during such period of approximately $2.97 to $8.63 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of June 13, 2025, which indicated low and high price targets for the Shares ranging from $15.00 to $39.00 per Share.

•

Precedent Premia Paid Analysis. Centerview performed an analysis of premia paid in selected transactions involving publicly traded clinical-stage biopharmaceutical companies since 2020 that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transactions, for which premium data was available. The premia in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of such target company’s common stock was perceived to be affected by a potential transaction and (ii) the volume weighted average trading price of such target company’s common stock for the 30 trading days prior to the date on which the trading price of the target company’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 60% to 110% to the Company’s closing stock price on June 13, 2025 (the last trading day before the execution of the Merger Agreement) of $6.16, which resulted in an implied price range of approximately $9.85 to $12.95 per Share, rounded to the nearest $0.05. Centerview also applied a premia reference range of 65% to 115% to the Company’s volume weighted average trading price during the 30-trading day period ended June 13, 2025 (the last trading day before the execution of the Merger Agreement) of $4.92, which resulted in an implied price range of approximately $8.10 to $10.55 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or Company management with respect to the Offer Price or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent or Purchaser, and Centerview did not receive any compensation from Parent or Purchaser during such period. Centerview may provide financial advisory or other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Company Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience in the life sciences industry, its expertise and qualifications in transactions of this nature and its familiarity with the Company. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

Pursuant to the terms of Centerview’s engagement letter, in connection with Centerview’s services as a financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $22.5 million, $2.0 million of which was payable upon the rendering of Centerview’s opinion and $20.5 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of Guggenheim Securities, LLC

Overview

The Company retained Guggenheim Securities, LLC (which is referred to in this Schedule 14D-9 as “Guggenheim Securities”) as a financial advisor in connection with the potential sale of or another extraordinary corporate transaction involving the Company. Guggenheim Securities has had a long-standing investment banking relationship with the Company and has been formally engaged in connection with the Transactions since May 20, 2025 as a financial advisor to the Company. In selecting Guggenheim Securities as its financial advisor, the Company Board considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biopharmaceutical industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the June 16, 2025 Company Board meeting, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Company Board to the effect that, as of June 16, 2025 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price to be received by the holders of Shares (other than the Excluded Shares) was fair, from a financial point of view, to the holders of such Shares.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex B to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In rendering its opinion, Guggenheim Securities did not express any view or opinion as to (i) the prices at which the Shares or other securities or financial instruments of or relating to the Company may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on the Company, its securities or other financial instruments, or the Transactions or (iii) the impact of the Transactions on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this Schedule 14D-9):

•	was provided to the Company Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price;

•	did not constitute a recommendation to the Company Board with respect to the Transaction;

•	does not constitute advice or a recommendation to any holder of Shares as to whether to tender any such Shares pursuant to the Offer or how to act in connection with the transaction or otherwise;

•

did not address the Company’s underlying business or financial decision to pursue or effect the Transactions, the relative merits of the Transactions as compared to any alternative business or financial strategies that might exist for the Company, the financing or funding of the transactions by Parent or the effects of any other transaction in which the Company might engage;

•

addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) to the extent expressly specified in such opinion;

•

expressed no view or opinion as to (i) any other term, aspect or implication of (x) the Transactions (including, without limitation, the form or structure of the Transactions) or the Merger Agreement or the CVR Agreement or (y) any tender and support agreement or any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Transactions, including the CVR Agreement, (ii) the form or terms of the CVR with respect to transferability, illiquidity or otherwise or (iii) the fairness, financial or otherwise, of the Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified therein), creditors or other constituencies of the Company; and

•

expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s directors, officers or employees, or any class of such persons, in connection with the Transactions relative to the Offer Price or otherwise.

In connection with rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the Merger Agreement dated as of June 16, 2025, including the form of CVR Agreement attached thereto;

•	reviewed certain publicly available business and financial information regarding the Company;

•

reviewed certain non-public business and financial information regarding the Company’s business, products, product candidates, intellectual property and future prospects (including certain probability-adjusted financial projections for the Company on a stand-alone basis for the years ending December 31, 2025 through December 31, 2055 (the “Company-Provided Financial Projections”), and certain estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by the Company and certain other estimates and other forward-looking information, including the probability of realizing the Milestone Payment under the CVR Agreement and the timing of such payments), all as prepared by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management (collectively, the “Company-Provided Information”);

•

discussed with the Company’s senior management their views of the Company’s business, operations, historical and projected financial results, liquidity, funding needs, access to capital and future prospects (including, without limitation, their assumptions as to the expected amounts, timing and pricing of future issuances of equity in the Company) and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

•	performed financing-adjusted discounted cash flow analyses based on the Company-Provided Financial Projections;

•	reviewed acquisition premia associated with certain precedent mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Transactions;

•	reviewed the historical prices and the trading activity of the Shares; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

•

Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with the Company (including, without limitation, the Company-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Company-Provided Information), (ii) expressed no view or opinion regarding (x) the reasonableness or achievability of the Company-Provided Financial Projections, any other estimates or any other forward-looking information provided by the Company or the assumptions upon which any of the foregoing were based, (y) the reasonableness of the probability adjustments reflected in the Company-Provided Financial Projections or (z) the likelihood or probability of the achievement or satisfaction of the Milestone (as defined in the CVR Agreement) necessary for the Milestone Payment to be paid in accordance with the CVR Agreement and (iii) relied upon the assurances of the Company’s senior management that they were unaware of any facts or circumstances that would make the Company-Provided Information incomplete, inaccurate or misleading.

•

Guggenheim Securities (i) was advised by the Company’s senior management, and Guggenheim Securities assumed, that (a)(x) the Company-Provided Financial Projections (including the probability adjustments reflected therein and the expected development and commercialization of the Company’s products and product candidates) had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the Company’s senior management as to the expected future performance of the Company on a stand-alone basis and (y) the probability and the timing of achieving the Milestone reflected the best then-currently available estimates and judgments of the Company’s senior management and (b) the foregoing information had been reviewed by the Company Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering Guggenheim Securities’ opinion and (ii) assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties were reasonable and reliable.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•

Guggenheim Securities was asked by the Company Board to solicit indications of interest from various potential strategic acquirors regarding a potential extraordinary corporate transaction with or involving the Company and considered the results of such solicitation process in rendering its opinion.

•

Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company or any other entity or the solvency or fair value of the Company or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•

Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of the Company’s senior management and the Company’s other professional advisors with respect to such matters. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Transactions to the Company or its securityholders.

•	Guggenheim Securities further assumed that:

•

in all respects meaningful to its analyses, (i) the final executed forms of the Merger Agreement and the CVR Agreement would not differ from the drafts that Guggenheim Securities reviewed, (ii) the Company, Parent and Purchaser will comply with all terms and provisions of the Merger Agreement and the CVR Agreement and (iii) the representations and warranties of the Company, Parent and Purchaser contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Transactions would be satisfied without any waiver, amendment or modification thereof; and

•

(i) the Transactions will be consummated in a timely manner in accordance with the terms of the Merger Agreement and the CVR Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on the Company or the Transactions (including its contemplated benefits) in any way meaningful to Guggenheim Securities’ analyses and opinion and (ii) the conditions for the payment of the Milestone Payment will occur as and to the extent contemplated in the Company-Provided Financial Projections and the full amount of the Milestone Payment will be paid to each holder of Shares as provided in the Merger Agreement and the CVR Agreement, without any reduction for the Milestone Offset Amount (as defined in the CVR Agreement).

Summary of Financial Analyses

Overview of Financial Analyses

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Company Board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Company Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various professional judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•

based its financial analyses on various assumptions, including assumptions concerning general economic, business and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of the Company and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual financial analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all its financial analyses and did not attribute any particular weight to any one financial analysis or factor; and

•

ultimately arrived at its opinion based on the results of all its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•

Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

•	Unless otherwise noted below, all stock price data is as of June 13, 2025.

Company Change-of-Control Financial Analyses

Recap of Company Change-of-Control Financial Analyses. In evaluating the Company in connection with rendering its opinion, Guggenheim Securities performed a financing-adjusted discounted cash flow analysis which is summarized in the table below and described in more detail elsewhere herein. Solely for informational reference purposes, Guggenheim Securities also reviewed the premia paid in selected precedent merger and acquisition transactions, historical stock price ranges for the Shares and Wall Street equity research analysts’ stock price targets for the Shares described below.

Recap of Company Change-of-Control Financial Analyses
Implied per Share Value of Offer Price(1)	$11.55

	Reference Range for the Company’s Shares
Financial Analysis	Low	High
Discounted Cash Flow Analysis:	$9.50	$14.55
For Informational Reference Purposes
Premia Paid in Selected Merger and Acquisition Transactions 1-Day Unaffected Premium	$10.05	$13.27
Unaffected 30-Trading Day Volume-Weighted Average Share Price	$8.53	$10.57
Historical Trading Range	$2.97	$8.63
Wall Street Equity Research Stock Price Targets	$15.00	$39.00

(1)

Represents the sum of (i) $10.50 per Share, the per Share value of the upfront consideration, plus (ii) the net present value on June 30, 2025 of $1.05 per Share, assuming a payment of $3.00 per CVR upon the achievement of the Milestone based on the probability of success as estimated by the Company’s senior management in, and at the time implied by, the May 20, 2025 Forecast and further assuming the midpoint of the discount rate range of 15.75% to 18.25% (based on Guggenheim Securities’ analysis of the Company’s weighted average cost of capital) without giving effect to any potential adjustments.

Company Discounted Cash Flow Analysis. Guggenheim Securities performed a stand-alone financing-adjusted discounted cash flow analysis of the Company based on projected, probability-adjusted, after-tax unlevered free cash flows (UFCF) for the Company and an estimate of its terminal/continuing value at the end of the projection horizon.

In performing its discounted cash flow analysis with respect to the Company:

•

Guggenheim Securities based its financing-adjusted discounted cash flow analysis on forecasted, risk-adjusted after-tax unlevered free cash flows over the period beginning on July 1, 2025 and ending on December 31, 2055 based on the May 20, 2025 Forecast and the impact of certain net operating losses accrued historically by the Company and net operating losses generated over the forecast period, in each case, as provided by, discussed with and approved for Guggenheim Securities’ use by Company’s senior management. As of December 31, 2024, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $208 million.

•	Guggenheim Securities used a discount rate range of 15.75% – 18.25% based on its estimate of the Company’s weighted average cost of capital.

•

In estimating the Company’s terminal/continuing value, Guggenheim Securities used an illustrative perpetual growth rate of negative 20% applied to the Company’s terminal year normalized after-tax unlevered free cash flow (excluding the free cash flow with respect to the Company’s platform, which assumes a 0% perpetuity growth rate) as provided by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management.

•

Guggenheim Securities’ analysis deducted from the result the estimated present value of the estimated net cost of equity financings from 2026 through 2030 and added the Company’s estimated net cash of $434 million as of June 30, 2025 plus $50 million in net proceeds from an assumed equity financing in 2025, each as provided by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management.

•

Guggenheim Securities then converted the result of the foregoing calculations to per Share equity value using diluted shares outstanding (based on the treasury stock method), taking into account the dilution associated with the assumed 2025 equity raise, as provided by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management.

Guggenheim Securities’ financing-adjusted discounted cash flow analysis resulted in an overall reference range of $9.50 – $14.55 per Share (rounded to the nearest $0.05 per Share) for purposes of evaluating the Company’s Shares on a stand-alone intrinsic-value basis.

Other Financial Reviews and Analyses Solely for Informational Reference Purposes

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

Premia Paid in Selected Precedent Merger and Acquisition Transactions. Guggenheim Securities reviewed, based on publicly available information, the implied premia paid or proposed to be paid in connection with selected precedent merger and acquisition transactions since 2020 involving companies in the biopharmaceutical sector that Guggenheim Securities deemed relevant for the analysis. Guggenheim Securities noted that such precedent M&A transaction-related premia ranged from (i) 63% – 115% based on the 25th to 75th percentile for the target companies’ one-day unaffected premium, which applied to the June 13, 2025 closing price of the Shares resulted in an illustrative range of $10.05 – $13.27 per Share and (ii) 74% – 115% based on the 25th to 75th percentile for the target companies’ unaffected 30 trading day volume weighted average share price, which applied to the 30 trading day volume weighted average price of the Shares ending on June 13, 2025 resulted in an illustrative range of $8.53 – $10.57 per Share.

Company Historical Trading Range. Guggenheim Securities reviewed the Company Common Stock trading history of the Shares for the 52 weeks ending on June 13, 2025 (the last trading day before the execution of the Merger Agreement). The Shares were traded in a range of $2.97 – $8.63 per Share.

Company Wall Street Equity Research Analyst Stock Price Targets. Guggenheim Securities reviewed selected Wall Street equity research analyst stock price targets for the Company as published prior to June 13, 2025 (the last trading day before the execution of the Merger Agreement) and noted that such Wall Street equity research analyst stock price targets for the Shares were between $15.00 – $39.00 per Share.

Other Considerations

Except as described in the summary above, the Company did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Transactions were determined through negotiations between the Company and Parent and were approved by the Company Board. The decision to enter into the Merger Agreement was solely that of the Company Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Company Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Company Board with respect to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than Excluded Shares).

Pursuant to the terms of Guggenheim Securities’ engagement letter, the Company has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value associated with the Transactions) upon consummation of the Transactions, which cash transaction fee is currently estimated to be approximately $11.2 million. In connection with Guggenheim Securities’ engagement, the Company has agreed to pay Guggenheim Securities a cash opinion fee of $2.0 million that became payable upon delivery of Guggenheim Securities’ opinion, which will be credited against the foregoing cash transaction fee. In addition, the Company has agreed to reimburse Guggenheim Securities for certain expenses and indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

Aside from its current engagement by the Company and its engagement as joint active bookrunner to the Company in connection with the Company’s November 2023 confidentially marketed public offering of equity securities (for which Guggenheim Securities received a fee of between $1.0 million and $2.0 million), Guggenheim Securities has not been previously engaged during the past two years by the Company, to provide financial advisory or investment banking services for which Guggenheim Securities received fees. During the two years prior to the rendering of its opinion, Guggenheim Securities has not been previously engaged by Parent or its affiliates known to Guggenheim Securities to provide financial advisory or investment banking services for which Guggenheim Securities has received fees. Guggenheim Securities may in the future seek to provide the Company, Parent or their respective affiliates with financial advisory and investment banking services unrelated to the Transactions, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities (i) as separately disclosed, have provided and in the future may provide such financial services to the Company, Parent, other participants in the Transactions or their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities have received, and would expect to receive, compensation and (ii) directly or indirectly hold long or short positions in and may hold, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to the Company, Parent other participants in the Transactions or their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities’ respective directors, officers, employees, consultants and agents have and may make investments in the Company, Parent other participants in the Transactions or their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to the Company, Parent, other participants in Transactions or their respective affiliates or the Transactions that differ from the views of Guggenheim Securities’ investment banking personnel.

(e) Certain Company Management Forecasts.

Important Information Concerning the Company Management Forecasts

The Company, which does not yet have any marketed products, does not publicly disclose long-term forecasts or internal projections as to future performance, revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods.

The December 2024 Forecast (as defined below) was prepared by the members of the Company’s management, with the support of a third-party advisor that was not Centerview or Guggenheim Securities, during the second half of 2024 as part of an annually scheduled update to the Company Board on the long-range strategic plan for the Company. As described in the section above under the caption “Item 4. The Solicitation or Recommendation – Background and Reasons for the Company Board’s Recommendation,” the May 1, 2025 Forecast (as defined below) and May 20, 2025 Forecast (as defined below) were provided to the Company Board in considering, analyzing and evaluating the Transactions. The Forecasts (as defined below) were provided to each of Centerview and Guggenheim Securities, the Company’s financial advisors. The Company directed Centerview and Guggenheim Securities to use and rely on the May 20, 2025 Forecast (as defined below), which the Company Board viewed to be reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the members of the Company’s management as to the expected future performance of the Company on a standalone basis, in performing its financial analyses relating to the rendering of its fairness opinion to the Company Board, as described in the section above under the caption “Item 4. The Solicitation or Recommendation – Opinion of the Financial Advisors to the Company Board”, which are filed as Annex A and Annex B to this Schedule 14D-9, respectively, and incorporated herein by reference, and such use and reliance was approved by the Company Board. Neither of the May 1, 2025 Forecast or December 2024 Forecast were approved by the Company or the Company Board for use and reliance by Centerview or Guggenheim Securities in performing their financial analyses relating to the rendering of each of their fairness opinions, and the May 20, 2025 Forecast was the only financial projection with respect to the Company used by either Centerview or Guggenheim Securities in performing such financial analyses. Since the December 2024 Forecast and May 1, 2025 Forecast were not approved by the Company Board, the December 2024 Forecast and May 1, 2025 Forecast are included in this Schedule 14D-9 solely for informational purposes and only to contextualize the events described in the section above under the caption “Item 4. The Solicitation or Recommendation – Background and Reasons for the Company Board’s Recommendation” during the relevant period. The Forecasts were not provided to Parent.

The Forecasts were prepared by Company management based on estimates they reasonably believed to be achievable. The Forecasts reflect numerous assumptions and estimates, including (i) risk-based adjustments reflecting the probability and timing of successful trial completion, regulatory approval and commercial launch for the Company’s product candidates; (ii) market size, market share, competition, pricing and reimbursement for each of the Company’s product candidates; (iii) research and development expenses, sales, general and administrative expenses, costs of goods sold and other operating expenses and capital expenditures; (iv) the probability of receiving or paying future outbound royalties and milestone payments; (v) the Company’s financing requirements; and (vi) other relevant factors relating to the Company’s strategic plan, as well as how certain of these assumptions and estimates may change over time. The probability of success attributed to each product candidate in the Forecasts and the corresponding anticipated product candidate launch timelines are based on management assumptions and estimates, after considering success rates and product candidate launch timelines for other product candidates at similar stages of clinical development and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Company management.

The Forecasts are summarized below:

December 2024 Forecast

In December 2024, members of the Company’s management presented a preliminary draft version of Company management’s projections for the Company from 2025 through 2055 (the “December 2024 Forecast”, as further described under the caption “Item 4. The Solicitation or Recommendation – Background and Reasons for the Company Board’s Recommendation”). The December 2024 Forecast was intended to be a basis for initial discussions with the Company Board reflecting, as they did, broad ranges for many of the critical operating assumptions and Company management expected to make significant revisions to the December 2024 Forecast, including to reflect feedback from members of the Company Board that had been shared during individual discussions of the assumptions and ranges in October and November 2024, which generally noted that the December 2024 Forecast was overly optimistic and which had not yet been reflected in the December 2024

Forecast. The material assumptions of the December 2024 Forecast included, among other things: (i) the pricing of VERVE-102 would be between $75,000 to $125,000, (ii) the probability of success ascribed to VERVE-102 (including regulatory approvals) was 25% – 35%, (iii) the cumulative uptake of VERVE-102 over the forecasted time period in patients with heterozygous familial hypercholesterolemia (“HeFH”) would be approximately 25% – 35% and (iv) the cumulative uptake of VERVE-102 over the forecasted time period in patients with ASCVD would be approximately 1.5% – 2.5%.

($ millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Total Net Revenue	$25	$22	$19	$10	—	$21	$23	$215	$694	$1,214
Gross Profit	$25	$22	$19	$10	—	$21	$19	$189	$624	$1,099
Total Research & Development Expense	($193)	($136)	($118)	($186)	($254)	($247)	($203)	($208)	($177)	($142)
Total Sales & Marketing Expense	—	—	—	—	($2)	($8)	($15)	($47)	($126)	($228)
Total General & Administrative Expense	($60)	($55)	($43)	($36)	($35)	($34)	($31)	($39)	($85)	($155)
Earnings Before Interest and Taxes (“EBIT”) (1)	($229)	($169)	($142)	($212)	($290)	($267)	($230)	($104)	$236	$575

($ millions)	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Total Net Revenue	$1,657	$2,118	$2,588	$3,052	$3,516	$4,029	$4,527	$5,049	$5,574	$6,073
Gross Profit	$1,529	$2,056	$2,519	$2,975	$3,431	$3,939	$4,430	$4,942	$5,458	$5,948
Total Research & Development Expense	($143)	($154)	($159)	($159)	($160)	($160)	($160)	($161)	($162)	($163)
Total Sales & Marketing Expense	($296)	($362)	($432)	($502)	($575)	($652)	($734)	($818)	($906)	($988)
Total General & Administrative Expense	($200)	($244)	($291)	($337)	($386)	($438)	($494)	($550)	($609)	($665)
Earnings Before Interest and Taxes (“EBIT”) (1)	$890	$1,296	$1,638	$1,976	$2,309	$2,689	$3,041	$3,412	$3,781	$4,132

($ millions)	2045E	2046E	2047E	2048E	2049E	2050E	2051E	2052E	2053E	2054E	2055E
Total Net Revenue	$6,352	$5,892	$4,804	$3,826	$3,410	$3,299	$3,366	$3,548	$3,823	$4,118	$4,394
Gross Profit	$6,221	$5,770	$4,705	$3,753	$3,349	$3,243	$3,312	$3,493	$3,767	$4,059	$4,332
Total Research & Development Expense	($164)	($165)	($167)	($168)	($169)	($169)	($169)	($170)	($172)	($173)	($175)
Total Sales & Marketing Expense	($1,034)	($964)	($790)	($632)	($566)	($544)	($555)	($586)	($600)	($609)	($621)
Total General & Administrative Expense	($696)	($649)	($533)	($429)	($385)	($371)	($379)	($400)	($433)	($469)	($502)
Earnings Before Interest and Taxes (“EBIT”) (1)	$4,327	$3,992	$3,215	$2,523	$2,228	$2,160	$2,209	$2,337	$2,562	$2,808	$3,033

(1)	“EBIT” is gross profit, less total research and development expense, less total sales and marketing expense, less total general and administrative expense.

As part of its presentation of the December 2024 Forecast to the Company Board at the December 12, 2024 Company Board meeting, members of the Company’s management presented an illustrative implied per Share valuation based upon an arithmetic analysis that applied a range of discount rates between 14% and 16% to the December 2024 Forecast which resulted in a range of values of $14.15 to $33.95 per Share.

May 1, 2025 Forecast

At an informal meeting held by the Company Board on May 1, 2025 (as further described under the caption “Item 4. The Solicitation or Recommendation – Background and Reasons for the Company Board’s Recommendation”), members of the Company’s management presented a revised preliminary draft version of Company management’s projections for the Company from 2025 through 2055 (the “May 1, 2025 Forecast”). In the May 1, 2025 Forecast, management of the Company had refined the key assumptions to single point values, rather than the ranges presented in the December 2024 Forecast, based on feedback of the Company Board and the factors described in the following sentence. The material assumptions of the May 1, 2025 Forecast included, among other things: (i) the pricing of VERVE-102 would be $60,000, with the decrease from the December 2024 Forecast reflecting challenges impacting participants in the biotechnology and pharmaceutical industries since the transition of the U.S. presidential administration, the administration’s publicly signaled desire to lower prescription drug prices, and discussions with payor advisors in respect of reimbursement strategies, (ii) the probability of success ascribed to VERVE-102 was 43%, with the increase from the December 2024 Forecast reflecting the impact of the Clinical Trial Data, (iii) the cumulative uptake of VERVE-102 over the forecasted time period in patients with HeFH would be approximately 30%, reflecting the approximate midpoint of the range presented in the December 2024 Forecast, and (iv) the cumulative uptake of VERVE-102 over the forecasted time period in patients with ASCVD would be approximately 2%, reflecting the approximate midpoint of the range presented in the December 2024 Forecast.

($ millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Total Net Revenue	$25	—	$16	$12	$18	$30	$194	$492	$850	$1,190
Gross Profit	$25	—	$16	$12	$18	$23	$170	$434	$753	$1,066
Total Research & Development Expense	($238)	($171)	($154)	($188)	($186)	($189)	($207)	($229)	($243)	($228)
Total Sales & Marketing Expense	—	—	—	($2)	($5)	($13)	($40)	($91)	($160)	($230)
Total General & Administrative Expense	($74)	($62)	($53)	($42)	($36)	($38)	($45)	($74)	($117)	($163)
Earnings Before Interest and Taxes (“EBIT”) (1)	($288)	($234)	($191)	($220)	($210)	($217)	($122)	$40	$232	$446

($ millions)	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Total Net Revenue	$1,605	$2,044	$2,479	$2,891	$3,323	$3,788	$4,243	$4,721	$5,141	$5,425
Gross Profit	$1,467	$1,940	$2,364	$2,762	$3,179	$3,658	$4,118	$4,585	$4,994	$5,270
Total Research & Development Expense	($217)	($189)	($165)	($173)	($164)	($163)	($165)	($163)	($164)	($165)
Total Sales & Marketing Expense	($291)	($356)	($422)	($486)	($552)	($619)	($690)	($762)	($835)	($881)
Total General & Administrative Expense	($214)	($256)	($301)	($343)	($388)	($420)	($468)	($516)	($565)	($596)
Earnings Before Interest and Taxes (“EBIT”) (1)	$745	$1,139	$1,476	$1,759	$2,076	$2,456	$2,796	$3,144	$3,430	$3,628

($ millions)	2045E	2046E	2047E	2048E	2049E	2050E	2051E	2052E	2053E	2054E	2055E
Total Net Revenue	$5,218	$4,683	$4,046	$3,693	$3,288	$3,288	$3,219	$3,271	$3,382	$3,467	$3,535
Gross Profit	$5,072	$4,556	$3,940	$3,600	$3,213	$3,217	$3,154	$3,211	$3,324	$3,412	$3,483
Total Research & Development Expense	($167)	($167)	($168)	($168)	($168)	($169)	($170)	($171)	($173)	($175)	($177)
Total Sales & Marketing Expense	($845)	($759)	($656)	($601)	($538)	($541)	($531)	($540)	($526)	($500)	($477)
Total General & Administrative Expense	($573)	($515)	($447)	($411)	($370)	($372)	($366)	($372)	($387)	($399)	($409)
Earnings Before Interest and Taxes (“EBIT”) (1)	$3,488	$3,115	$2,669	$2,420	$2,137	$2,135	$2,087	$2,127	$2,238	$2,338	$2,420

(1)	“EBIT” is gross profit, less total research and development expense, less total sales and marketing expense, less total general and administrative expense.

As part of its presentation of the May 1, 2025 Forecast to the Company Board at the informal meeting held by the Company Board on May 1, 2025, members of the Company’s management also presented an illustrative implied per Share valuation based upon an arithmetic analysis that applied a range of discount rates between 15% and 18% to the May 1, 2025 Forecast which resulted in a range of values of $13.10 to $21.35 per Share. The discount rate changed from 14% – 16% in the December 2024 Forecast to 15% – 18% in the May 1, 2025 Forecast, partially based on benchmarks to comparable biotechnology companies, as a result of the worsening macroeconomic environment for pre-revenue biotechnology companies, and the significant volatility in the Company’s share price, including an all-time low closing share price of $2.97 in April 2025.

May 20, 2025 Forecast

The May 1, 2025 Forecast was subsequently further revised to reflect further feedback from the Company Board and to reflect the factors described in the following sentence (the “May 20, 2025 Forecast”, and collectively with the May 1, 2025 Forecast and December 2024 Forecast, the “Forecasts”), and was presented by members of the Company’s management to the Company Board at the May 20, 2025 Company Board meeting (as further described under the caption “Item 4. The Solicitation or Recommendation – Background and Reasons for the Company Board’s Recommendation”). The material assumptions of the May 20, 2025 Forecast included, among other things: (i) the pricing of VERVE-102 would be $50,000, with the decrease from the May 1, 2025 Forecast reflecting feedback from the Company Board at the May 1, 2025 Company Board meeting and thereafter, and continued signaling from the U.S. presidential administration, in part associated with the MFN Announcement (as further described under the caption “Item 4. The Solicitation or Recommendation – Background and Reasons for the Company Board’s Recommendation”) that lowering U.S. prescription drug prices is a priority, and (ii) the decrease of the potential 2025 funding round from $100 million to $50 million, reflecting the challenges of near-term fundraising in light of the downturn in general market sentiment towards biopharmaceutical companies.

On May 20, 2025, the Company Board approved the May 20, 2025 Forecast and directed Centerview and Guggenheim Securities to use the May 20, 2025 Forecast for purposes of their analyses in connection with the delivery of the opinions described in the section above under the caption “Item 4. The Solicitation or Recommendation – Opinion of the Financial Advisors to the Company Board.”

($ millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Total Net Revenue	$25	—	$16	$12	$18	$27	$164	$416	$731	$1,032
Gross Profit	$25	—	$16	$12	$18	$21	$142	$364	$643	$920
Total Research & Development Expense	($238)	($171)	($126)	($159)	($163)	($157)	($166)	($180)	($189)	($184)
Total Sales & Marketing Expense	—	—	—	($5)	($12)	($30)	($49)	($84)	($136)	($197)
Total General & Administrative Expense	($74)	($62)	($49)	($38)	($34)	($35)	($38)	($61)	($98)	($139)
Earnings Before Interest and Taxes (“EBIT”) (1)	($288)	($234)	($159)	($189)	($192)	($201)	($111)	$39	$220	$400

($ millions)	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Total Net Revenue	$1,381	$1,724	$2,075	$2,423	$2,759	$3,113	$3,481	$3,842	$4,151	$4,329
Gross Profit	$1,259	$1,631	$1,972	$2,307	$2,630	$2,996	$3,368	$3,720	$4,019	$4,191
Total Research & Development Expense	($177)	($147)	($119)	($119)	($119)	($121)	($117)	($117)	($118)	($119)
Total Sales & Marketing Expense	($249)	($300)	($353)	($406)	($458)	($511)	($566)	($621)	($675)	($704)
Total General & Administrative Expense	($185)	($219)	($254)	($289)	($324)	($346)	($384)	($420)	($456)	($476)
Earnings Before Interest and Taxes (“EBIT”) (1)	$649	$965	$1,246	$1,494	$1,729	$2,019	$2,301	$2,561	$2,770	$2,892

($ millions)	2045E	2046E	2047E	2048E	2049E	2050E	2051E	2052E	2053E	2054E	2055E
Total Net Revenue	$4,084	$3,558	$2,929	$2,585	$2,222	$2,226	$2,221	$2,257	$2,308	$2,333	$2,340
Gross Profit	$3,955	$3,448	$2,840	$2,509	$2,163	$2,170	$2,169	$2,208	$2,262	$2,290	$2,300
Total Research & Development Expense	($119)	($120)	($120)	($120)	($121)	($121)	($122)	($123)	($124)	($125)	($126)
Total Sales & Marketing Expense	($662)	($576)	($474)	($419)	($362)	($365)	($366)	($372)	($360)	($339)	($318)
Total General & Administrative Expense	($448)	($391)	($323)	($287)	($249)	($252)	($253)	($257)	($264)	($269)	($271)
Earnings Before Interest and Taxes (“EBIT”) (1)	$2,726	$2,361	$1,923	$1,683	$1,431	$1,431	$1,428	$1,456	$1,513	$1,557	$1,585

(1)	“EBIT” is gross profit, less total research and development expense, less total sales and marketing expense, less total general and administrative expense.

In addition, at the direction of Company management, Centerview and Guggenheim Securities calculated, from the May 20, 2025 Forecast, which was approved for use by the Company Board, and based on information and assumptions provided by Company management, unlevered free cash flow as set forth below, which has been reviewed and approved by Company management for use by Centerview and Guggenheim Securities in connection with their financial analyses and rendering each of their fairness opinions.

($ millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
EBIT	($288)	($234)	($159)	($189)	($192)	($201)	($111)	$39	$220	$400
Less: Tax Expense (if Profitable) (1)	—	—	—	—	—	—	—	($11)	($60)	($109)
Less: Change in Net Working Capital	$21	$8	($5)	$11	$3	$3	($18)	($41)	($51)	($55)
Less: Capital Expenditures	($5)	($7)	($6)	($2)	($2)	($6)	($6)	($6)	($6)	($6)
Plus: Depreciation & Amortization	$5	$7	$6	$2	$2	$6	$6	$6	$6	$6
Unlevered Free Cash Flow (2)	($266)	($225)	($164)	($179)	($188)	($198)	($129)	($13)	$109	$236

($ millions)	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
EBIT	$649	$965	$1,246	$1,494	$1,729	$2,019	$2,301	$2,561	$2,770	$2,892
Less: Tax Expense (if Profitable) (1)	($177)	($264)	($340)	($408)	($472)	($551)	($629)	($700)	($757)	($790)
Less: Change in Net Working Capital	($69)	($77)	($85)	($85)	($73)	($70)	($75)	($74)	($62)	($35)
Less: Capital Expenditures	($17)	($17)	($17)	($17)	($17)	($4)	($4)	($4)	($4)	($4)
Plus: Depreciation & Amortization	$17	$17	$17	$17	$17	$4	$4	$4	$4	$4
Unlevered Free Cash Flow (2)	$403	$624	$820	$1,000	$1,184	$1,397	$1,597	$1,787	$1,952	$2,067

($ millions)	2045E	2046E	2047E	2048E	2049E	2050E	2051E	2052E	2053E	2054E	2055E
EBIT	$2,726	$2,361	$1,923	$1,683	$1,431	$1,431	$1,428	$1,456	$1,513	$1,557	$1,585
Less: Tax Expense (if Profitable) (1)	($745)	($645)	($525)	($460)	($391)	($391)	($390)	($398)	($413)	($425)	($433)
Less: Change in Net Working Capital	$61	$110	$119	$68	$70	$1	($7)	($18)	($24)	($16)	$46
Less: Capital Expenditures	($4)	($4)	($4)	($4)	($4)	($4)	($4)	($4)	($4)	($4)	($4)
Plus: Depreciation & Amortization	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4
Unlevered Free Cash Flow (2)	$2,042	$1,826	$1,516	$1,291	$1,111	$1,041	$1,031	$1,040	$1,076	$1,116	$1,198

(1)	Assumes tax rate of 27.3%.
(2)	“Unlevered Free Cash Flow” is EBIT less tax expense, plus depreciation and amortization, less capital expenditures, less changes in net working capital.

As part of its presentation of the May 20, 2025 Forecast to the Company Board at the informal meeting held by the Company Board on May 20, 2025, members of the Company’s management did not present an illustrative per Share valuation, however, as further described under the caption “Item 4. The Solicitation or Recommendation – Background and Reasons for the Company Board’s Recommendation,” each of the Company’s financial advisors did present their respective preliminary financial analysis of the Company based on the May 20, 2025 Forecast.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial forecasts that were made available to the Company Board and/or Centerview and Guggenheim Securities and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that our directors or their advisors, or any other person, considered, or now considers, such financial forecasts to be material or to be necessarily predictive of actual future results, and these forecasts should not be relied upon as such. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Forecasts are forward-looking statements.

The Forecasts contain non-GAAP financial measures including net revenue, EBIT and unlevered free cash flow. The Company’s management included such measures in the Forecasts because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. The Company has not provided reconciliations of the non-GAAP Forecast, because a material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies, and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. EBIT and unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. In the view of the Company’s management, the Forecasts were prepared on a reasonable basis based on the information available to the Company’s management at the time of their preparation.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The Ernst & Young reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates, advisors (including its financial advisors), officers, directors or representatives assumes any responsibility for the accuracy of this information. Neither the Company nor any of its any of its affiliates, advisors (including its financial advisors), officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Forecasts, except as may otherwise be required by law. Neither the Company nor any of its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any securityholder regarding the information included in the Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts, the likelihood that the Forecasts will be achieved, the results of the Company’s clinical trials, the effectiveness or marketability of the Company’s products or product candidates or the overall future performance the Company. The Company has made no representation to Parent or Purchaser, in the Merger Agreement, the CVR Agreement or otherwise, concerning the Forecasts.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

The Company’s actual future financial results may differ materially from those expressed or implied in the Forecasts due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Forecasts necessarily are based on numerous assumptions and estimates, many of which are beyond the control of the Company and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s product candidates and business, including with respect to future business initiatives and changes to the Company’s business model for which the Company has no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Forecasts also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals (including filing and approval timelines) for the Company’s product candidates and introduction of new products, timing for bringing any product candidate to market, market acceptance of new products, success of clinical trials (including funding therefor, anticipated patient enrollment, trial outcomes, timing or associated costs), availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024 and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, and described in the section below under the caption “Item 8. Additional Information – Cautionary Note Regarding Forward-Looking Statements”. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Forecasts cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Forecasts were developed for the Company on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Forecasts do not give effect to the Transactions (including the Offer and the Merger), or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential cost synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger). Furthermore, the Forecasts do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed as accurate or continuing in that context. The Forecasts are subjective in many respects and are thus subject to interpretation.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and the CVR Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Centerview and Guggenheim Securities to act as its financial advisors in connection with the Transactions and, in connection with such engagement, Centerview and Guggenheim Securities each provided an opinion described under the captions “Item 4. The Solicitation or Recommendation – Opinion of the Financial Advisors to the Company – Opinion of Centerview Partners LLC” and “Item 4. The Solicitation or Recommendation – Opinion of the Financial Advisors to the Company – Opinion of Guggenheim Securities, LLC,” respectively, which are attached as Annex A and Annex B to this Schedule 14D-9, respectively, and incorporated herein by reference. Neither Centerview nor Guggenheim Securities were engaged to solicit or provide, and such opinions do not constitute, a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

Information pertaining to the engagement of each of Centerview and Guggenheim Securities is included under the captions “Item 4. The Solicitation or Recommendation – Opinion of the Financial Advisors to the Company – Opinion of Centerview Partners LLC” and “Item 4. The Solicitation or Recommendation – Opinion of the Financial Advisors to the Company – Opinion of Guggenheim Securities, LLC” and is incorporated herein by reference.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Sekar Kathiresan, M.D.	05/30/2025	1,745	$3.7825	Purchase of Shares pursuant to ESPP
Jason Politi	05/30/2025	1,745	$3.7825	Purchase of Shares pursuant to ESPP
Burt Adelman, M.D.	06/05/2025	42,200	$5.73	Annual grant of Shares to non-employee directors(1)
Lonnel Coats	06/05/2025	42,200	$5.73	Annual grant of Shares to non-employee directors(1)
Alexander Cumbo	06/05/2025	42,200	$5.73	Annual grant of Shares to non-employee directors(1)
Michael MacLean	06/05/2025	42,200	$5.73	Annual grant of Shares to non-employee directors(1)
Sheila Mikhail, J.D.	06/05/2025	42,200	$5.73	Annual grant of Shares to non-employee directors(1)
Jodie Morrison	06/05/2025	42,200	$5.73	Annual grant of Shares to non-employee directors(1)
Ourania Tatsis, Ph.D.	06/05/2025	42,200	$5.73	Annual grant of Shares to non-employee directors(1)
Krishna Yeshwant, M.D.	06/05/2025	42,200	$5.73	Annual grant of Shares to non-employee directors(1)

(1)	Automatic grant of stock options made in connection with the 2025 annual meeting of stockholders pursuant to the Company’s Director Compensation Policy.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of the Shares by the Company, its subsidiary, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or its subsidiary; (c) any purchase, sale or transfer of a material amount of assets of the Company or its subsidiary; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (ii) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts that are entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.

Item 8. Additional Information.

(a) Golden Parachute Compensation.

The information set forth under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Information Regarding Golden Parachute Compensation” as it related to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K is incorporated herein by reference.

(b) Appraisal Rights.

No appraisal rights are available in connection with the Offer, and the holders of Shares who tender such Shares in connection with the Offer will not have appraisal rights in connection with the Merger with respect to such tendered Shares. However, if the Offer is successful and the Merger is consummated, the Company’s stockholders and beneficial owners immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Expiration Time); (ii) make the demand described below; (iii) have not otherwise waived appraisal rights; and (iv) otherwise comply with the statutory requirements of Section 262 (and who do not thereafter lose their appraisal rights by withdrawal, failure to perfect or otherwise), will be entitled to seek appraisal of their Shares in connection with the Merger under Section 262 and to receive payment in cash for the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery (the “Delaware Court”) together with interest, if any, to be paid upon the amount determined to be the fair value of such Shares. These rights are known as appraisal rights under Delaware law.

The “fair value” of such Shares as determined by the Delaware Court may be greater than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In addition, as described below, a beneficial owner who complies with the requirements of Section 262 may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners of the Shares exercise their appraisal rights under Section 262.

Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262, which may be accessed without subscription or cost at the link in the preceding paragraph, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. Unless otherwise expressly noted herein, all references in Section 262 and in this summary to a (i) “stockholder” are to the record holder of Shares, (ii) “beneficial owner” are to a person who is the beneficial owner of shares held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

Under Section 262, where a merger is approved pursuant to Section 251(h), the corporation before the effective date of the merger, or the surviving corporation within 10 days after the effective date of such merger, must notify each of its stockholders who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available, and must include in the notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes the Company’s notice to the holders of Shares that appraisal rights are available in connection with the Merger, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, any person wishing to exercise such appraisal rights should seek the advice of legal counsel.

A person who loses his, her or its appraisal rights will be entitled to receive the Offer Price. Persons who validly tender and do not validly withdraw Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but, instead, upon the terms and subject to the conditions of the Offer, will receive the Offer Price.

The statutory rights of appraisal granted by Section 262 require strict compliance with the procedures set forth in Section 262. Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their Shares must satisfy all of the following conditions:

•

within the later of (i) the consummation of the Offer, which occurs when Purchaser has irrevocably accepted for payment Shares tendered into the Offer following the Expiration Time, and (ii) 20 days after the date of mailing of this Schedule 14D-9, deliver to the Company (as the Surviving Corporation) at the address indicated below a written demand for appraisal of such person’s Shares, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that such stockholder or beneficial owner intends thereby to demand appraisal of such stockholder’s or beneficial owner’s Shares;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or otherwise waive such person’s appraisal rights);

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 for perfecting appraisal rights thereafter.

Notwithstanding a stockholder’s or beneficial owner’s compliance with the foregoing requirements, the Delaware Court will dismiss the appraisal proceedings as to all holders who are otherwise entitled to appraisal rights, and such holders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the Merger Consideration for such total number of Shares entitled to appraisal rights exceeds $1 million (conditions (a) and (b) in this sentence are referred to as the “ownership threshold”).

If the Merger is consummated pursuant to Section 251(h), on or within 10 days after the Effective Time (as required by Section 262(d)(2) of the DGCL), the Surviving Corporation will deliver an additional notice of the Effective Time to all holders of Shares; provided, that if such second notice is sent later than the later of the consummation of the Offer and 20 days following the sending of this notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares and any beneficial owner who has demanded appraisal under paragraph (d)(3) of Section 262. If the Merger is consummated pursuant to Section 251(h), a failure to deliver a written demand for appraisal in accordance with the time periods specified above will be deemed to be a waiver or a termination of appraisal rights.

Any person who has complied with the applicable requirements of Section 262 and is otherwise entitled to appraisal rights or the Surviving Corporation may file a petition in the Delaware Court demanding a determination of the value of the Shares held by all such persons within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

In addition, after an appraisal petition has been filed, the Delaware Court, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all persons who asserted appraisal rights unless one of the ownership thresholds is met.

Written Demand by Stockholders or Beneficial Owners

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to the following address:

Verve Therapeutics, Inc.

201 Brookline Avenue

Boston, MA 02215

Attn: Chief Executive Officer

The written demand for appraisal by a stockholder of record must be executed by or for the stockholder and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of their Shares in connection with the Merger.

In addition, in the case of a written demand for appraisal made by a beneficial owner, a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of Section 262, summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such Shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Company under Section 262 and to be set forth on the Verified List (as defined below). Although not expressly required by Section 262, the Company reserves the right to take the position that it may require the submission of all information required of a beneficial owner under subsection (d)(3) of Section 262 with respect to any person sharing beneficial ownership of the Shares for which such demand is submitted. If a stockholder of record is submitting a demand with respect to Shares owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee or intermediary for one or more beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any person who has demanded appraisal of such person’s Shares and who otherwise has complied with Section 262 and is entitled to seek appraisal under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court, with a copy served on the Surviving Corporation in the case of a petition filed by a Company stockholder or beneficial owner, demanding a determination of the fair value of the Shares held by all such persons entitled to appraisal. If no such petition is filed within the 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the “fair value” of the Shares. Accordingly, any Company stockholders or beneficial owners who desire to have their Shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their Shares within the time and in the manner prescribed in Section 262. The failure of a record holder or beneficial owner of Company Common Stock to file such a petition within the period specified in Section 262 could nullify such person’s previous written demand for appraisal.

Within 120 days after the Effective Time, any person who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any “excluded stock,” as defined in Section 251(h)(6)d of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which the Company has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such Shares will not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must send this statement to the requesting person within 10 days after receipt by the Surviving Corporation of the written request for such a statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is duly filed by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The forms of the notices by mail and by publication will be approved by the Delaware Court, and the costs thereof will be borne by the Surviving Corporation.

After such notice to the persons shown on the Verified List as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court may require persons who have demanded an appraisal for their Shares and who hold Shares represented by certificates (if any) to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such person. In addition, assuming the Shares remained listed on a national securities exchange immediately prior to the Effective Time of the Merger, the Delaware Court will dismiss appraisal proceedings as to all persons who have asserted appraisal rights if neither of the ownership thresholds is met.

Determination of “Fair Value”

After the Delaware Court determines which persons are entitled to appraisal and that at least one of the ownership thresholds described above has been satisfied as to the persons seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid. However, at any time before the Delaware Court enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (i) the difference, if any, between the amount so paid by the Surviving Corporation and the “fair value” of the Shares as determined by the Delaware Court, and (ii) interest accrued prior to the time of such voluntary payment, unless paid at that time. The Company, Parent and Purchaser have made no determination as to whether a payment may be made if the Merger is consummated, and each of the Company and Parent reserves the right to make such a payment, if at all, at such time as it determines to be advisable.

In determining “fair value,” the Delaware Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

Persons considering seeking appraisal should be aware that the “fair value” of their Shares as so determined by the Delaware Court could be more than, the same as or less than the Offer Price (which is equivalent to the Merger Consideration) if they did not seek appraisal of their Shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the Offer Price is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although Parent has been advised that the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither the Company nor Parent anticipates offering more than the Merger Consideration to any person exercising appraisal rights, and each of the Company and Parent reserves the right to assert in any appraisal proceeding that, for purposes of Section 262, the “fair value” of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such person’s certificates of stock to the office of the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the persons entitled thereto. Payment will be made to each such person upon such terms and conditions as the Delaware Court may order, in the case of stockholder or beneficial owners of uncertificated stock, forthwith, and in the case of stockholders or beneficial owners of Shares represented by certificates, if any, upon the surrender to the Surviving Corporation of the certificate(s) representing such Shares. The Delaware Court’s decree may be enforced as other decrees in the Delaware Court may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court and taxed upon the parties as the Delaware Court deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court may also order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such order, each party bears its own expenses.

From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to tender such Shares, to vote such Shares or to receive payment of dividends or other distributions on such Shares, except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time. If a person who has made a demand for an appraisal in accordance with Section 262 delivers to the Surviving Corporation a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares either within 60 days after the Effective Time or thereafter with the written approval of the Company, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Once a petition for appraisal is filed with the Delaware Court, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court made under subsection (j) of Section 262; provided, however, that the foregoing shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a stockholder’s or beneficial owner’s statutory appraisal rights. If any person who demands appraisal of his, her or its Shares under Section 262 fails to perfect, or effectively loses or withdraws such person’s right to appraisal, the person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest. Consequently, any stockholder or beneficial owner wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

This discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to Section 262.

(c) Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person who, together with such person’s affiliates or associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the Tender and Support Agreements and the Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the transactions contemplated by the Merger Agreement, the Company and the Company Board will use reasonable best efforts to grant such approvals and take such actions as are necessary, at Parent’s request, so that the Offer and the Merger may be consummated on the terms contemplated by the Merger Agreement. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

(d) Regulatory Approvals.

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, cannot be consummated until, among other things, notifications have been submitted by Parent and the Company to the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been observed.

Parent and the Company expect to file their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on June 25, 2025 initiating a 30-day waiting period. If the 30-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m., Eastern Time, of the next day that is not a Saturday, Sunday or federal holiday. During the 30-day waiting period, the FTC or the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information and Documentary Materials (a “Second Request”) to each party. Alternatively, to provide the FTC or Antitrust Division with additional time to review the proposed transactions, the parties may withdraw and refile their HSR Notification Forms, following a procedure established pursuant to 16 CFR 803.12(c), starting a new 30-day waiting period. If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer would be extended to 11:59 p.m., Eastern Time, on the 30th day after certification of substantial compliance with such Second Requests by both parties (however, the parties could agree with the FTC or DOJ not to consummate the acquisition for some period of time after the waiting period expires). As a practical matter, if such Second Requests were issued, it could take a significant period of time to achieve substantial compliance with such Second Requests, which could delay the Offer.

The FTC and the Antitrust Division scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require Parent or the Company to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the termination or expiration of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 —“Conditions of the Offer” of the Offer to Purchase.

Neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

(e) Merger without a Vote.

If the Offer is consummated, we will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) generally provides that stockholder approval of a merger is not required if certain requirements are met, including that: (i) the merger agreement expressly permits or requires the merger to be effected pursuant to Section 251(h) and provides that such merger be effected as soon as practicable following the consummation of the tender offer; (ii) the purchaser must tender for all outstanding shares on the terms provided in such agreement of merger that, absent the provisions of Section 251(h), would be entitled to vote on the adoption or rejection of the agreement of merger, provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock; (iii) immediately following the consummation of the tender offer, the purchaser must own the requisite number of shares of the target corporation to adopt the merger agreement if a meeting of stockholders had to be called; (iv) the purchaser must merge with or into the target corporation pursuant to the merger agreement; and (v) the outstanding shares of stock of the target corporation that are not purchased in the tender offer must be converted in the merger into, or into the right to receive, the same amount and kind of consideration that was paid for shares of stock of the target corporation in the tender offer. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) without submitting the adoption of the Merger Agreement to a vote of Company stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and the Company will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Company stockholders in accordance with Section 251(h).

(f) Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and the Quarterly Report on Form 10-Q for the month ended March 31, 2025, each of which has been filed with the SEC.

(g) Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties, including statements regarding the proposed acquisition of the Company by Parent, potential contingent consideration amounts and terms, the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the proposed acquisition. All statements, other than statements of historical facts, contained in this communication, including statements regarding the Company’s strategy, future operations, future financial position, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in, or implied by, such forward-looking statements. These risks and uncertainties include, but are not limited to, the proposed acquisition of the Company; risks associated with the Company’s limited operating history; the Company’s ability to timely submit and receive approvals of regulatory applications for its product candidates; advance its product candidates in clinical trials; initiate, enroll and complete its ongoing and future clinical trials on the timeline expected or at all; correctly estimate the potential patient population and/or market for the Company’s product candidates; replicate in clinical trials positive results found in preclinical studies and/or earlier-stage clinical trials of VERVE-101, VERVE-102 and VERVE-201; advance the development of its product candidates under the timelines it anticipates in current and future clinical trials; obtain, maintain or protect intellectual property rights related to its product candidates; manage expenses; raise the substantial additional capital needed to achieve its business objectives; filings and approvals relating to the proposed acquisition of the Company; prospective benefits of the proposed acquisition of the Company; the expected timing of the completion of the proposed acquisition of the Company; uncertainties as to the timing of the Offer and the completion of the proposed acquisition of the

Company; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the fact that the completion of the proposed acquisition requires antitrust clearance and the satisfaction of other closing conditions not within the Company’s control and which may not be satisfied or waived; the risk that the proposed acquisition is not consummated in a timely manner or at all; the effects of the proposed acquisition (or the announcement thereof) on the trading price of the Company Common Stock; the effect of the proposed acquisition and the public announcement of the proposed acquisition on the Company’s operations and the Company’s relationships with suppliers, business partners, management and employees; the Company’s ability to attract and retain key personnel or other employees; the risk that the proposed acquisition of the Company may divert management’s attention from ongoing business or delay or prevent the Company from undertaking business opportunities that may arise prior to the completion of the proposed acquisition of the Company or any other action the Company would otherwise take with respect to the operations of the Company; changes in the Company’s business during the period between announcement and closing of the proposed acquisition; any legal proceedings that may be instituted related to the proposed acquisition; and other important factors, any of which could cause the Company’s actual results to differ from those contained in the forward-looking statements. For a discussion of other risks and uncertainties, see the “Risk Factors” section, as well as discussions of potential risks, uncertainties and other important factors, in the Company’s most recent filings with the Securities and Exchange Commission and in other filings that the Company makes with the Securities and Exchange Commission in the future. In addition, the forward-looking statements included in this Schedule 14D-9 represent the Company’s views as of the date hereof and should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof. The Company anticipates that subsequent events and developments will cause the Company’s views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 25, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of Eli Lilly and Company and Ridgeway Acquisition Corporation filed with the Securities and Exchange Commission on June 25, 2025 (the “Schedule TO”))

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal on June 25, 2025 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(5)(A)	Joint Press Release, dated June 17, 2025, issued by Verve Therapeutics, Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed by Verve Therapeutics, Inc. on June 17, 2025 (File No. 001-40489))

(a)(5)(B)	Fairness Opinion, dated June 16, 2025, of Centerview Partners LLC (attached to this Schedule 14D-9 as Annex A)

(a)(5)(C)	Fairness Opinion, dated June 16, 2025, of Guggenheim Securities, LLC (attached to this Schedule 14D-9 as Annex B)

(a)(5)(D)	Email from Sekar Kathiresan, M.D. sent to Verve Therapeutics, Inc.’s employees, dated June 17, 2025 (incorporated by reference to Exhibit 99.2 on the Schedule 14D-9C filed by Verve Therapeutics, Inc. on June 17, 2025 (File No. 005-92605))

(a)(5)(E)	Postings by Verve Therapeutics, Inc., via LinkedIn and X, dated June 17, 2025 (incorporated by reference to Exhibit 99.3 on the Schedule 14D-9C filed by Verve Therapeutics, Inc. on June 17, 2025 (File No. 005-92605))

(a)(5)(F)	Postings by Sekar Kathiresan, M.D., via LinkedIn and X, dated June 17, 2025 (incorporated by reference to Exhibit 99.4 on the Schedule 14D-9C filed by Verve Therapeutics, Inc. on June 17, 2025 (File No. 005-92605))

(a)(5)(G)	Analyst/Investor Courtesy Letter, dated June 17, 2025 (incorporated by reference to Exhibit 99.5 on the Schedule 14D-9C filed by Verve Therapeutics, Inc. on June 17, 2025 (File No. 005-92605))

(e)(1)	Agreement and Plan of Merger, dated as of June 16, 2025, by and among Eli Lilly and Company, Ridgeway Acquisition Corporation and Verve Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Verve Therapeutics, Inc. on June 17, 2025 (File No. 001-40489))

(e)(2)	Tender and Support Agreement, dated as of June 16, 2025, by and among Verve Therapeutics, Inc. and GV 2017, L.P., GV 2019, L.P., and GV 2023, L.P. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K, filed by Verve Therapeutics, Inc. on June 17, 2025 (File No. 001-40489))

(e)(3)	Tender and Support Agreement, dated as of June 16, 2025, by and between Verve Therapeutics, Inc. and Sekar Kathiresan, M.D. (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K, filed by Verve Therapeutics, Inc. on June 17, 2025 (File No. 001-40489))

Exhibit No.	Description

(e)(4)	Tender and Support Agreement, dated as of June 16, 2025, by and between Verve Therapeutics, Inc. and Andrew D. Ashe (incorporated by reference to Exhibit 2.4 of the Current Report on Form 8-K, filed by Verve Therapeutics, Inc. on June 17, 2025 (File No. 001-40489))

(e)(5)	Form of Contingent Value Rights Agreement, by and among Eli Lilly and Company, Ridgeway Acquisition Corporation, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

(e)(6)	Confidentiality Agreement, dated as of January 13, 2025 (incorporated by reference to Exhibit (d)(6) to the Schedule TO)

(e)(7)	Exclusivity Agreement, dated as of May 24, 2025 (incorporated by reference to Exhibit (d)(7) to the Schedule TO)

(e)(8)	Restated Certificate of Incorporation of Verve Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(9)	Second Amended and Restated Bylaws of Verve Therapeutics, Inc. (incorporated by reference to Exhibit 3.2 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(10)	Form of Indemnification Agreement between Verve Therapeutics, Inc. and each of its executive officers and directors (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(11)	2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(12)	Form of Stock Option Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(13)	2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(14)	Form of Stock Option Agreement under the 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(15)	Form of Restricted Stock Unit Agreement under the 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(16)	Amended and Restated 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(17)	2024 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 10.7 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(18)	Form of Restricted Stock Unit Agreement under 2024 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 10.8 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(19)	Form of Nonstatutory Stock Option Agreement under 2024 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 10.9 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

Exhibit No.	Description

(e)(20)	Employment Agreement, dated as of June 11, 2021, between Verve Therapeutics, Inc. and Sekar Kathiresan, M.D. (incorporated by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(21)	Employment Agreement, dated as of June 11, 2021, between Verve Therapeutics, Inc. and Andrew Ashe, J.D. (incorporated by reference to Exhibit 10.21 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(22)	Employment Agreement, dated as of November 26, 2021, between Verve Therapeutics, Inc. and Allison Dorval (incorporated by reference to Exhibit 10.22 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(23)	Summary of Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.10 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(24)	Collaboration and License Agreement, dated as of April 3, 2019, by and between Verve Therapeutics, Inc. and Beam Therapeutics Inc. (incorporated by reference to Exhibit 10.8 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on March 14, 2022 (File No. 001-40489))

(e)(25)	Amended and Restated Collaboration and License Agreement, dated as of July 5, 2022, by and between Verve Therapeutics, Inc. and Beam Therapeutics Inc. (incorporated by reference to Exhibit 10.11 of the Annual Report on Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

(e)(26)	Research and Collaboration Agreement, dated June 14, 2023, by and between the Verve Therapeutics, Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 10.14 of the Annual Report Form 10-K filed by Verve Therapeutics, Inc. on February 27, 2025 (File No. 001-40489))

Annex A — Fairness Opinion, dated June  16, 2025, of Centerview Partners LLC to the Board of Directors of Verve Therapeutics, Inc.

Annex B — Fairness Opinion, dated June 16, 2025, of Guggenheim Securities, LLC to the Board of Directors of Verve Therapeutics, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2025

Verve Therapeutics, Inc.

By:	/s/ Sekar Kathiresan, M.D.
Name: Sekar Kathiresan, M.D.
Title: Chief Executive Officer

Annex A

Opinion of Centerview Partners LLC

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

June 16, 2025

The Board of Directors

Verve Therapeutics, Inc.

201 Brookline Ave, Suite 601

Boston, MA 02215

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Verve Therapeutics, Inc., a Delaware corporation (the “Company”), of the consideration proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Eli Lilly and Company, an Indiana corporation (“Parent”), Ridgeway Acquisition Corporation, a Delaware corporation and indirect wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Offer”) at a price of (1) $10.50 per Share, net to the seller in cash without interest (the “Closing Amount”) plus (2) one contractual contingent value right (a “CVR”) per Share representing the right to receive the Milestone Payment (as such term is defined in the Contingent Value Rights Agreement in the form attached to the Agreement (the “CVR Agreement”)), if any, at the time provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount, taken together (and not separately) with one CVR, the “Merger Consideration”), for each Share accepted and (ii) that, following completion of the Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Offer and the other transactions contemplated by the Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become an indirect wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares that are held in the treasury of the Company or owned by the Company, (ii) Shares owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser, (iii) any Dissenting Shares (as defined in the Agreement) and (iv) any Shares held by any Affiliate of the Company or Parent (the shares referred to in clauses (i) through (iv), the “Excluded Shares”)) will be converted into the right to receive the Merger Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650   FAX: (212) 380-2651   WWW.CENTERVIEWPARTNERS.COM

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated June 16, 2025 and the form of CVR Agreement attached to the execution draft of the Agreement (the “Draft Agreements”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023 and December 31, 2022; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company, including the probability of realizing the Milestone Payment under the CVR Agreement and the timing of such payments, prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and CVR Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity, or probability of full payout or otherwise, or any other agreements or arrangements contemplated by the Agreement or the CVR Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration to be paid to the holders of the Shares pursuant to the Agreement and the CVR Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement and the CVR Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

Annex B

Opinion of Guggenheim Securities, LLC

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

June 16, 2025

The Board of Directors

Verve Therapeutics, Inc.

201 Brookline Ave, Suite 601

Boston, MA 02215

Members of the Board:

We understand that Eli Lilly and Company (“Lilly”), Ridgeway Acquisition Corporation, an indirect wholly owned subsidiary of Lilly (“Purchaser”), and Verve Therapeutics, Inc. (“Verve”) intend to enter into an Agreement and Plan of Merger to be dated as of June 16, 2025 (the “Merger Agreement”) pursuant to which (i) Purchaser will commence a tender offer to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of Verve (the “Shares” and, such tender offer, the “Offer”), other than the Excluded Shares (as defined below), at a price of $10.50 per Share, net to the seller in cash, without interest (the “Closing Amount”) and less any applicable Tax (as defined in the Merger Agreement) withholding plus one contractual contingent value right (the “CVR”) representing the right to receive the Milestone Payment (as such term is defined in the Contingent Value Rights Agreement in the form attached to the Merger Agreement (the “CVR Agreement”)), if any, at the times provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount, taken together (and not separately) with one CVR, the “Offer Price”) and (ii) following consummation of the Offer, (a) Purchaser will merge with and into Verve (the “Merger” and, taken together with the Offer as an integrated transaction, the “Transaction”) and Verve will become an indirect subsidiary of Lilly and (b) pursuant to the Merger, each Share will be converted into the right to receive the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked us to render our opinion as to whether the Offer Price to be received by the holders of Shares (other than (i) Shares that are held in the treasury of Verve or owned by Verve, (ii) Shares owned by Lilly, Purchaser or any direct or indirect subsidiary of Lilly or Purchaser, (iii) any Dissenting Shares (as defined in the Merger Agreement) and (iv) any Shares held by any Affiliate (as defined in the Merger Agreement) of Verve or Lilly (the shares referred to in clauses (i) through (iv), the “Excluded Shares”)) is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have:

•	Reviewed a draft of the Merger Agreement dated as of June 16, 2025, including the form of CVR Agreement attached thereto;

•	Reviewed certain publicly available business and financial information regarding Verve;

•

Reviewed certain non-public business and financial information regarding Verve’s business, products, product candidates, intellectual property and future prospects (including certain probability-adjusted financial projections for Verve on a stand-alone basis for the years ending December 31, 2025 through December 31, 2055 (the “Verve-Provided Financial Projections”), certain estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Verve and certain other estimates and other forward-looking information, including the probability of realizing the Milestone

Payment under the CVR Agreement and the timing of such payments), all as prepared by, discussed with and approved for our use by Verve’s senior management (collectively, the “Verve-Provided Information”);

•

Discussed with Verve’s senior management their views of Verve’s business, operations, historical and projected financial results, liquidity, funding needs, access to capital and future prospects (including, without limitation, their assumptions as to the expected amounts, timing and pricing of future issuances of equity in Verve) and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

•	Performed financing-adjusted discounted cash flow analyses based on the Verve-Provided Financial Projections;

•	Reviewed acquisition premia associated with certain precedent mergers and acquisitions that we deemed relevant in evaluating the Transaction;

•	Reviewed the historical prices and the trading activity of the Shares; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•

We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Verve (including, without limitation, the Verve-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Verve-Provided Information), (ii) express no view or opinion regarding (x) the reasonableness or achievability of the Verve-Provided Financial Projections, any other estimates or any other forward-looking information provided by Verve or the assumptions upon which any of the foregoing are based, (y) the reasonableness of the probability adjustments reflected in the Verve-Provided Financial Projections or (z) the likelihood or probability of the achievement or satisfaction of the Milestone (as defined in the CVR Agreement) necessary for the Milestone Payment to be paid in accordance with the CVR Agreement) and (iii) have relied upon the assurances of Verve’s senior management that they are unaware of any facts or circumstances that would make the Verve-Provided Information incomplete, inaccurate or misleading.

•

We (i) (a) have been advised by Verve’s senior management, and have assumed, that (y) the Verve-Provided Financial Projections (including the probability adjustments reflected therein and the expected development and commercialization of Verve’s products and product candidates) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Verve’s senior management as to the expected future performance of Verve on a stand-alone basis and (z) the probability and the timing of achieving the Milestone reflect the best currently available estimates and judgments of Verve’s senior management and (b) the foregoing information has been reviewed by Verve’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) have assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties are reasonable and reliable.

During the course of our engagement, we were asked by Verve’s Board of Directors to solicit indications of interest from various potential strategic acquirors regarding a potential extraordinary corporate transaction with or involving Verve, and we have considered the results of such solicitation process in rendering our opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Verve or any other entity or the solvency or fair value of Verve or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Verve’s senior management and Verve’s other professional advisors with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to Verve or its securityholders.

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed forms of the Merger Agreement and the CVR Agreement will not differ from the drafts that we have reviewed, (ii) Verve, Lilly and Purchaser will comply with all terms and provisions of the Merger Agreement and the CVR Agreement and (iii) the representations and warranties of Verve, Lilly and Purchaser contained in the Merger Agreement are true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof. We also have assumed that (i) the Transaction will be consummated in a timely manner in accordance with the terms of the Merger Agreement (including the CVR Agreement) and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Verve or the Transaction (including its contemplated benefits) in any way meaningful to our analyses or opinion and (ii) the conditions for the payment of the Milestone Payment will occur as and to the extent contemplated in the Verve-Provided Financial Projections and the full amount of the Milestone Payment will be paid to each holder of Shares as provided in the Merger Agreement and the CVR Agreement, without any reduction for the Milestone Offset Amount (as defined in the CVR Agreement).

In rendering our opinion, we do not express any view or opinion as to (i) the prices at which the Shares or other securities or financial instruments of or relating to Verve may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on Verve, its securities or other financial instruments, or the Transaction or (iii) the impact of the Transaction on the solvency or viability of Verve or the ability of Verve to pay its obligations when they come due.

We have acted as a financial advisor to Verve in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Transaction and a portion of which is payable upon the rendering of our opinion. In addition, Verve has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

As previously disclosed, aside from our current engagement by Verve and our engagement as joint active bookrunner to Verve in connection with its November 2023 confidentially marketed public offering of equity securities (for which we received agreed upon fees), we have not been previously engaged during the past two years by Verve to provide financial advisory or investment banking services for which we received fees. We have not been previously engaged during the past two years by Lilly to provide financial advisory or investment banking services for which we received fees. We may in the future seek to provide Verve and Lilly or their respective affiliates with financial advisory and investment banking services unrelated to the Transaction, for which services we would expect to receive compensation.

We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to Verve, Lilly, other participants in the Transaction or their respective affiliates, for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Verve, Lilly, other participants in the Transaction or their respective affiliates. Furthermore, our and our affiliates’ and related entities’ respective directors, officers, employees, consultants and agents may have investments in Verve, Lilly, other participants in the Transaction or their respective affiliates.

Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Verve, Lilly, other participants in the Transaction or their respective affiliates or the Transaction that differ from the views of our investment banking personnel.

Our opinion has been provided to Verve’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders of Shares in connection with the Transaction.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Verve’s Board of Directors with respect to the Transaction, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Shares as to whether to tender any such shares pursuant to the Offer or how to act in connection with the Transaction or otherwise. Our opinion does not address Verve’s underlying business or financial decision to pursue or effect the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Verve, the financing or funding of the Transaction by Lilly or the effects of any other transaction in which Verve might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (y) the Transaction (including, without limitation, the form or structure of the Transaction), the Merger Agreement or the CVR Agreement or (z) any tender and support agreement or any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Transaction, including the CVR Agreement, (ii) the form or terms of the CVRs with respect to transferability, illiquidity or otherwise or (iii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of Verve. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Verve’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Price or otherwise.

Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Shares (other than Excluded Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Guggenheim Securities LLC
GUGGENHEIM SECURITIES, LLC